1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

WILLIAM TUTTLE

william.tuttle@dechert.com
+1 202 261 3352 Direct
+1 202 261 3009 Fax

January 29, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re: Form 40-33 – Civil Action Document Filed on Behalf of Fifth Street Finance Corp. (File No. 814-00755)

Ladies and Gentlemen:

On behalf of our client, Fifth Street Finance Corp., a Delaware corporation (the "Company"), and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the stockholder derivative complaint filed in the Superior Court Judicial District of Stamford/Norwalk at Stamford by Kamile Dahne, Derivatively on Behalf of the Company, Plaintiff, v. Leonard M. Tannenbaum, Bernard D. Berman, Alexander C. Frank, Todd G. Owens, Ivelin M. Dimitrov, Richard A. Petrocelli, James Castro-Blanco, Brian S. Dunn, Richard P. Dutkiewicz, Byron J. Haney, Jeffrey R. Kay, Douglas F. Ray, Sandeep K. Khorana, Steven M. Noreika, David H. Harrison, Frank C. Meyer, and Fifth Street Asset Management Inc., Defendants, and the Company, Nominal Defendant, involving the Company and certain of its officers, directors and related persons.

Please do not hesitate to contact me at 202.261.3352 if you have any questions regarding this filing.

Best regards,

/s/ William J. Tuttle

William J. Tuttle

Enclosure

cc: Todd G. Owens, Fifth Street Finance Corp.
        Kerry Acocella, Fifth Street Finance Corp.

RETURN DATE: FEBRUARY 23, 2016   :   SUPERIOR COURT

KAMILE DAHNE, derivatively on behalf of FIFTH :
STREET FINANCE CORP.,   :   JUDICIAL DISTRICT OF

         Plaintiff,   :

VS.   :   STAMFORD/NORWALK

    :   AT STAMFORD

LEONARD M. TANNENBAUM, BERNARD D.   :
BERMAN, ALEXANDER C. FRANK, TODD G.   :
OWENS, IVELIN M. DIMITROV, RICHARD A.   :
PETROCELLI, JAMES CASTRO-BLANCO,   :
BRIAN S. DUNN, RICHARD P. DUTKIEWICZ,   :
BYRON J. HANEY, JEFFREY R. KAY,   :
DOUGLAS F. RAY, SANDEEP K. KHORANA,   :
STEVEN M. NOREIKA, DAVID H. HARRISON,   :
FRANK C. MEYER and FIFTH STREET ASSET   :
MANAGEMENT, INC.,   :

         Defendants.   :

and   :

FIFTH STREET FINANCE CORP.,   :

         Nominal Defendant.   :   JANUARY 27, 2016

DERIVATIVE COMPLAINT

1.   Plaintiff Kamile Dahne ("Plaintiff"), by and through his undersigned attorneys, hereby submits this Shareholder Derivative Complaint (the "Complaint") for the benefit of nominal defendant Fifth Street Finance Corp. ("FSC", "Fifth Street" or the "Company") against certain current and/or former members of its Board of Directors (the "Board"), executive officers of the Company, and Fifth Street Asset Management, Inc. ("FSAM") seeking to remedy

defendants' breaches of fiduciary duties and unjust enrichment from July 7, 2014 to the present (the "Relevant Period").

NATURE OF THE ACTION

2.   According to its public filings, Fifth Street is a credit-focused asset management enterprise founded by defendant Leonard M. Tannenbaum ("Tannenbaum"). FSC is a publicly traded asset portfolio company within the Fifth Street family of companies. FSC lends to and invests in small and midsized companies in connection with investments by private equity sponsors with the stated goal of generating investment income, which are then paid out as dividends to FSC shareholders.

3.   FSAM is the asset manager and investment advisor for FSC, from which it receives tens of millions of dollars annually for the provision of investment advisory services. As of June 30, 2014, FSC provided about 90% of FSAM's assets under management, and thus the asset manager's primary revenue source. The amount of fees paid by FSC to FSAM is largely determined by FSC's gross portfolio assets. Thus, FSAM may increase the amount of fees it receives from FSC by borrowing money to make additional investments that increase the size of FSC's asset portfolio. FSC primarily invests in illiquid assets and uses a form of fair value accounting that prevents investors and the market from being able to independently ascertain the credit quality and actual performance of the Company's investments, while allowing the Company to record investment income (thereby increasing fees paid to FSAM) even if that income is never

collected.

4. Throughout the Relevant Period, defendants engaged in misconduct and course of business designed to artificially inflate FSC's assets and investment income in order to increase FSAM's revenue. At its core, the scheme was a simple one. Defendant Tannenbaum and his associates were the private owners of FSAM before taking the company public in an initial public offering in October 2014 (the "FSAM IPO"). Because FSAM is an investment management company with its revenues tied directly to FSC's gross assets and recorded income, the larger FSC's asset portfolio became and the more income it recorded the greater FSAM's revenue stream would appear to investors, and the higher the price at which defendant Tannenbaum and his associates could sell FSAM shares to the public.

5. In furtherance of this scheme, FSAM, acting as the investment manager for FSC, caused FSC to dramatically expand its investment portfolio throughout 2014, increasing its total assets by 28% year-over-year to $2.7 billion by fiscal year's end on September 30, 2014. Base and incentive management fees paid by FSC to FSAM ballooned in kind, growing by over 40% in a single year to $86 million for fiscal 2014. Defendants then highlighted FSAM's growth in income in the FSAM IPO offering materials, including a compound annual growth rate ("CAGR") in management fee revenues of nearly 50% from June 30, 2013 to June 30, 2014.

6. However, unbeknownst to investors and the market, in order to fuel this investment spree defendants had pushed FSC into increasingly risky, speculative investments at unsustainable

leverage levels and delayed writing down impaired investments in order to create the appearance of increasing revenues for FSAM. Given that FSAM's future expected cash flows are tied directly to the long-term viability of FSC and its business, defendants sought to maintain the illusion of sustainable performance in FSC's investment portfolio until after they could cash out in the FSAM IPO. Towards this end, defendants actively concealed the deteriorating credit quality of FSC's portfolio and delayed the recognition of write-downs and investment losses until after the FSAM IPO had been completed. Defendants also systematically overstated the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with false and misleading portrayals of FSC's business trends and expected performance.

7.   As planned, defendant Tannenbaum and other owners of FSAM (many of whom were also executive officers and/or directors at the Company) cashed out for tens of millions of dollars in the FSAM IPO. The gross cash proceeds for the offering alone were approximately $100 million, a single payout more than 160 times greater than defendant Tannenbaum's base salary from FSAM for all of 2014.

8.   Outside investors in FSC, meanwhile, were left holding the bag. On February 9, 2015, defendants caused FSC to report its fiscal results for the quarter ended December 31, 2014 — the same quarter in which defendants conducted the FSAM IPO. Defendants revealed that, around the time its executives were pocketing tens of millions of dollars by taking FSAM public, it

had moved $106 million worth of investments to non-accrual status with an additional $17 million likely to be designated non-accrual in the subsequent quarter, which together constituted about 5% of the Company's entire debt investment portfolio on a cost basis. Defendants also revealed that, even though the total assets of FSC's investment portfolio had continued to increase to nearly $3 billion by quarter end (an increase of over 42% since the end of fiscal 2013), the net investment income received by the Company had actually decreased by 6% compared to the prior quarter. Unrealized depreciation on the Company's investments for the quarter had ballooned to $62 million (not including $13.1 million reclassified as realized losses), while its quarterly net realized losses were $17.6 million. Most astonishing of all, despite having announced a 10% dividend increase only four months before taking FSAM public, defendants caused FSC to declare that it would issue zero dividends for February 2015, while decreasing future dividend payments by more than 30% as part of a more "conservative" dividend policy.

9.   Investors and analysts were stunned, with one analyst observing that "FSC Management has forfeited virtually all credibility." On this news, the price of FSC common stock plummeted $1.27, or nearly 15%, per share on February 9, 2015 to close at $7.22 per share. Following the announcement, analysts slashed price targets and several downgraded the stock.

10.   On February 23, 2015, Fitch Ratings Inc. downgraded FSC to BB+ from BBB- on a negative outlook, citing "FSC's higher leverage levels, combined with increased portfolio risk, an inconsistent dividend policy, material portfolio growth in a very competitive underwriting

environment, asset quality deterioration, and weaker operating performance." By August 7, 2015, the price of FSC common stock had fallen to $6.11 per share at closing – 40% below the Relevant Period high of $10.10 per share.

11.   Additionally, the price of the Company's stock still has not recovered and currently trades for around $5.55 per share.

12.   Accordingly, as a result of defendants' breaches, the Company has been damaged.

THE PARTIES

13.   Plaintiff is a current shareholder of Fifth Street and has continuously held Fifth Street stock since May 2013.

14.   Nominal defendant FSC is a Delaware corporation headquartered at 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830. According to its public filings, Fifth Street is a credit-focused asset management enterprise.

15.   Defendant FSAM is a credit-focused asset manager and the investment advisor for FSC and various private Fifth Street funds.[1]

16.   Defendant Tannenbaum founded Fifth Street in 1998 and served as the Chairman of the Board of FSC until September 2014. In addition, defendant Tannenbaum also served as the Chief Executive Officer ("CEO") of FSC until January 2015. Further, defendant Tannenbaum is

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[1]   Prior to and after its IPO, FSAM and its principals operated through Fifth Street Management LLC, which, together with its subsidiaries and Fifth Street Holdings L.P. (for which FSAM is a general partner), is used synonymously with FSAM herein.

also a principal of FSAM, and has been its Chairman and CEO since at least the FSAM IPO. Upon information and belief, defendant Tannenbaum is a citizen of Connecticut.

17.   Defendant Bernard D. Berman ("Berman") served as President of FSC until January 2015, its Secretary until September 2014, and was a director of FSC until being appointed its Chairman in September 2014. In addition, defendant Berman is a principal of FSAM and has been the Co-President, Chief Investment Officer ("CIO") and a director of FSAM since at least its IPO. Upon information and belief, defendant Berman is a citizen of New York.

18.   Defendant Alexander C. Frank ("Frank") served as the Chief Financial Officer ("CFO") of FSC until July 2014. In addition, defendant Frank is a principal of FSAM and has served as its Chief Operating Officer ("COO") and CFO since at least the FSAM IPO.

19.   Defendant Todd G. Owens ("Owens") has served as a director of FSC since November 2014 and as its CEO since January 2015. In addition, he served as FSC's President from September 2014 until January 2015. Defendant Owens has served as FSAM's Co-President since September 2014.

20.   Defendant Ivelin M. Dimitrov ("Dimitrov") has served as a director of FSC since January 2013 as CIO since August 2011. In addition, defendant Dimitrov has served as CIO of FSAM since August 2011. Previously, defendant Dimitrov served as co-CIO for FSC and FSAM from November 2010 and June 2010, respectively, until August 2011, and as President of FSC since January 2015. Defendant Dimitrov is also a partner of FSAM.

21.   Defendant Richard A. Petrocelli ("Petrocelli") served as the CFO of FSC from July 2014 until July 2015, during which time he was also an employee of FSAM.

22.   Defendant James Castro-Blanco ("Castro-Blanco") has served as a director of FSC since August 2014. In addition, defendant Castro-Blanco has served as a member of the Board's Audit Committee ("Audit Committee") during the Relevant Period.

23.   Defendant Brian S. Dunn ("Dunn") has served as director of FSC since December 2007. In addition, defendant Dunn has served as a member of the Audit Committee during the Relevant Period.

24.   Defendant Richard P. Dutkiewicz ("Dutkiewicz ") has served as a director of FSC since February 2010. In addition, defendant Dutkiewicz has served as the Chair of the Audit Committee during the Relevant Period.

25.   Defendant Byron J. Haney ("Haney") has served as a director of FSC since 2007. In addition, defendant Haney has served as a member of Audit Committee during the Relevant Period.

26.   Defendant Jeffrey R. Kay ("Kay") has served as a director of FSC since May 2013. In addition, defendant Kay has served as a member of Audit Committee during the Relevant Period.

27.   Defendant Douglas F. Ray ("Ray") has served as director of FSC since December 2007.

28.   Defendant Sandeep K. Khorana ("Khorana") has served as a director of FSC since March 2015.

29.   Defendant Steven M. Noreika ("Noreika") has served as CFO of FSC since July 2015. In addition, he is a principal of FSAM, and has served as FSAM's Chief Accounting Officer ("CAO") since at least its IPO.

30.   Defendant David H. Harrison ("Harrison") at all relevant times served as the Chief Compliance Officer ("CCO") of FSC. He has also been FSC's Secretary since September 2014. In addition, Harrison is an employee of FSAM, and has served as an Executive Vice President ("VP") and the Secretary of FSAM since at least its IPO.

31.   Defendant Frank C. Meyer ("Meyer") was a director of FSC from December 2007 until April 2014. Defendant Meyer was also a director of FSAM from September 2014 until August 2015. Defendant Meyer was also a member of FSC's Audit Committee and Nominating and Corporate Governance Committee from at least January 2014 to April 2014.

32.   Collectively, defendants Tannenbaum, Berman, Frank, Owens, Dimitrov, Petrocelli, Castro-Blanco, Dunn, Dutkiewicz, Haney, Kay, Ray, Khorana, Noreika, and Harrison shall be referred to herein as "Defendants."

33.   Collectively, defendants Castro-Blanco, Dunn, Dutkiewicz, Haney, Meyer and Ray shall be referred to as the "Audit Committee Defendants."

SUBSTANTIVE ALLEGATIONS

A. **Background**

34. Defendant Tannenbaum founded Fifth Street in 1998 as an asset management company specializing in raising funds from private investors and investing in small and mid-sized companies. Thereafter, defendant Tannenbaum and his associates launched several investment funds under the Fifth Street moniker. In June 2008, FSC was the first of these funds taken public. FSC is a specialty finance company that lends to and invests in small and mid-sized companies, primarily in connection with investments by private equity sponsors. As of September 30, 2013, FSC's portfolio totaled $2.1 billion in assets. Its investment portfolio was comprised of 99 investments, 86 of which were in operating companies and 13 of which were in private equity funds.[2] Of these investments, 100% were ranked in the top two tiers of the Company's internal investment rankings, meaning that all of FSC's investments were performing within or above the Company's expectations. Similarly, no investments were in non-accrual status.[3]

35. FSC is a business development company ("BDC") under the Investment Company Act of 1940 (the "ICA"). As a BDC, FSC is subject to certain regulations, including limits on how much debt it may incur, the prohibition of most affiliated transactions, and regulation by the

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[2] The fiscal year for FSC ends on September 30 of the corresponding calendar year. FSAM's fiscal year ends on December 31 of the corresponding calendar year.

[3] A "non-accrual" loan means that a company has not been receiving scheduled payments on that investment, the investee is not expected to pay all principal and interest due, there is insufficient value to support the accrual, or the company does not otherwise expect the borrower to be able to service its debt and other obligations.

Securities and Exchange Commission ("SEC"). *See, e.g.,* ICA §§54-65. The investment objective of FSC is to maximize its portfolio returns by generating investment income. In turn, FSC pays out this investment income in dividends to its shareholders. The rate and amount of these dividend payments is critical to the market's valuation of FSC. For example, in a January 5, 2012, Wall Street Transcript interview, a senior analyst stated that the amount of dividends was one of "the most important factors" investors looked at when evaluating BDCs. Indeed, to qualify as a BDC, a company must distribute at least 90% of its taxable income to shareholders in the form of dividends. However, most BDCs distribute 98% or more of their taxable income in order to avoid corporate taxation as a regulated investment company, or "RIC." This was also true for FSC, which stated in its 2013 Form 10-K that it "intends to distribute between 90% and 100% of its taxable income and gains."

36. FSC is managed by FSAM, an asset management company founded by defendant Tannenbaum. FSAM is a registered investment advisor under the Investment Advisers Act of 1940 (the "IAA"), and as such owes fiduciary duties to FSC, including the duties to act in good faith and in the best interests of the Company. For example, Defendants state in FSC's 2013 and 2014 Forms 10-K that FSAM "has a fiduciary duty to act solely in the best interests" of the Company and that it served "in accordance with the Advisers Act." FSAM's investment mandate "is to maximize [FSC's] portfolio's total return by generating current income from [FSC's] debt investments and capital appreciation from [its] equity investments."

37.   FSAM earns fees from FSC for the provision of advisory and management services.

Under the terms of its investment advisory agreement with FSC, FSAM earns a base management

fee calculated at an annual rate of 2% of FSC's gross assets, including leveraged assets and

excluding any cash and cash equivalents.   In addition, FSAM receives incentive fee income

pursuant to a complex formula tied to FSC's net investment income and other performance

factors.[4] Historically, the bulk of FSAM's fees have been earned on the gross amount of FSC's

assets. For example, in fiscal 2013, FSC paid nearly $36 million in base management fees to

FSAM compared to $28 million in incentive fees. At the same time, over 90% of FSAM's assets

under management resided in FSC, meaning that the Company was FSAM's primary source of

revenue.

38.   As Defendants have acknowledged, FSC's fee arrangement may incentivize FSAM

to increase the amount of gross assets in FSC's portfolio even if the investments had high risk of

default, increased leverage or were speculative. As stated in the Company's fiscal 2013 Form 10-

K:

> The incentive fee payable by us to our investment adviser may create an incentive
> for it to make investments on our behalf that are risky or more speculative than
> would be the case in the absence of such compensation arrangement, which could
> result in higher investment losses, particularly during cyclical economic downturns.
> The way in which the incentive fee payable to our investment adviser is determined,
> which is calculated separately in two components as a percentage of the income

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[4]   FSC also pays administrative fees to FSC, Inc. (another entity owned and controlled by defendant Tannenbaum) for the use of facilities and equipment and administrative services incidental to its day-to-day operations.

(subject to a hurdle rate) and as a percentage of the realized gain on invested capital, may encourage our investment adviser to use leverage to increase the return on our investments or otherwise manipulate our income so as to recognize income in quarters where the hurdle rate is exceeded. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor the holders of our common stock.

* * *

The fact that our base management fee is payable based upon our gross assets, which would include any borrowings for investment purposes, may encourage our investment adviser to use leverage to make additional investments. Under certain circumstances, the use of increased leverage may increase the likelihood of default, which would disfavor holders of our common stock.

39. Nevertheless, before and during the Relevant Period, Defendants repeatedly emphasized FSC's purportedly conservative investment approach, rigorous underwriting standards, strong credit protections and other investment safeguards as core elements of its investment policy. As of September 30, 2013, Defendants stated that FSC had a relatively low debt-to-equity ratio of only 0.34x (excluding debentures issued by its small business investment company, or "SBIC," subsidiaries), meaning that it had one dollar of equity for each $0.34 of non-SBIC debt outstanding.

40. In addition, the nature of FSC's financial policies and investment activities render it effectively impossible for the market or investors to independently ascertain the value and performance of the Company's portfolio. FSC invests primarily in illiquid securities including debt and equity investments of privately held small and mid-sized companies for which limited public information exists. Furthermore, all of its investments are "recorded at fair value as

determined in good faith by [its] Board of Directors." As such, the value of FSC's investments is determined in part using subjective valuations and non-public assumptions. As stated in FSC's 2013 Form 10-K, the "inherently uncertain" nature of this determination could potentially allow FSC to materially overstate the value of its assets without detection:

> Certain factors that may be considered in determining the fair value of our investments include the nature and realizable value of any collateral, the portfolio company's earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. *Due to this uncertainty, our fair value determinations may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments. As a result, investors purchasing our common stock based on an overstated net asset value would pay a higher price than the realizable value of our investments might warrant.*

41.   Moreover, Defendants caused FSC to use an aggressive form of fair value accounting by which it recognized income before the income was actually paid to the Company. FSC did this in a variety of ways, including by recognizing original issue discounts ("OID") accruals, accruals on contingent payment debt instruments, or payment-in-kind ("PIK") interest provisions as income even though such income may never actually be paid to the Company.[5] This

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[5]   PIK is contractually deferred interest added to principal and generally due at the end of the loan term. When a borrower cannot pay normal interest terms, PIK provisions can be used in a refinanced loan to nominally increase loan income (and, thus, the fees paid to FSAM) while at the

allowed Defendants to defer the Company's recognition of losses and loan write-downs until later in the life of the loan and to conceal poor loan performance. Moreover, as stated in FSC's 2013 Form 10-K, FSAM generates fees off of accrued interest income, and pays this income out to shareholders in the form of dividends, *even if this income is never received by the Company*:

> The incentive fee payable by us to our investment adviser also may create an incentive for our investment adviser to invest on our behalf in instruments that have a deferred interest feature. Under these investments, we would accrue the interest over the life of the investment but would not receive the cash income from the investment until the end of the investment's term, if at all. *Our net investment income used to calculate the income portion of our incentive fee, however, includes accrued interest. Thus, a portion of the incentive fee would be based on income that we have not yet received in cash and may never receive in cash if the portfolio company is unable to satisfy such interest payment obligation to us.* While we may make incentive fee payments on income accruals that we may not collect in the future and with respect to which we do not have a formal "clawback" right against our investment adviser per se, the amount of accrued income written off in any period will reduce the income in the period in which such write-off was taken and thereby reduce such period's incentive fee payment.

42. Furthermore, Defendants caused FSC to "front load" its recognition of loan origination fee income, recognizing the entirety of the fee income in the quarter in which the loan is originated, whereas most other BDCs amortize such income over the life of the loan. As a result, FSC must continuously originate new investments in order to maintain its fee income levels quarter to quarter.

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same time rendering that income more speculative as payment is deferred until the end of the loan term. Moreover, Defendants have stated that the Company may pay dividends on PIK income "even though we have not yet collected the cash and may never collect the cash relating to the PIK interest."

43.   Finally, the complexity of BDC investments makes it even more difficult for outsiders to analyze their portfolios. Defendant Tannenbaum acknowledged this feature of BDCs such as FSC, stating in an April 2015 Bloomberg Business interview, "that the complexity and sheer number of investments make it unlikely that busy Wall Street analysts – let alone retail investors – can analyze all of a BDC's holdings."

B.   Defendants' False and Misleading Statements

44.   Throughout FSC's fiscal 2014, Defendants embarked on a course of misconduct designed to artificially inflate the value of FSC's investments, overstate its income and revenues from operations, and conceal deterioration in the quality of its investments and risk profile. At its core, the scheme was a simple one. Because FSAM is an investment management company with its revenues determined by the amount of assets it manages and investment income it generates, the greater the amount of FSC's assets and investment income, the higher the price defendant Tannenbaum and other FSAM principals could receive for their offer of FSAM shares to the public. Despite defendants' repeated assurances that they were operating a conservative investment portfolio designed to mitigate losses and to increase the Company's net investment income, in reality FSC took on ballooning debt in order to make ever more speculative and risky investments.

45.   In addition, Defendants artificially inflated the Company's income and deferred the recognition of loan losses and the deteriorating quality of FSC's investments until *after* the FSAM

IPO had been completed and FSAM's principals could cash out. To create the illusion of sustainable business growth, Defendants provided false and misleading assessments of FSC's portfolio's performance and business trends, including by increasing FSC's dividend payments by 10% in July 2014 even though they knew that such payments were not sustainable and were not reasonably supportable by FSC's investment performance or expected performance.

46. Three investments by FSC – in TransTrade Operators, Inc. ("TransTrade"), Phoenix Brands Merger Sub LLC ("Phoenix") and JTC Education, Inc. ("JTC") – illustrate how FSC improperly delayed the write-down of its investments and overstated its investment income, which also created the illusion of covering dividend payments. The combined annual investment income for these three investments was approximately $8.8 million in fiscal 2014, or approximately $2.2 million per quarter, and represented an overstatement of approximately 6.8% of FSC's reported net investment income for the quarter ended June 30, 2014, and of about 6.3% of the Company's net investment income for the quarter ended September 30, 2014. These three investments were all belatedly placed on non-accrual status and written down during FSC's first fiscal quarter of 2015 (ended December 31, 2014), after the FSAM IPO had been completed. However, Defendants' overstatements of investment income from these three investments had a material impact on FSC's financial statements for the third and fourth fiscal quarter of 2014, as estimated in the chart below:

(in Millions of $ Except Percentages and Earnings Per Share (EPS))	3Q14 (Quarter Ended June 30, 2014)	4Q14 (Quarter Ended September 30, 2014)

Net Investment Income (NII) as Reported	$34.7	$37.5
Correction for Non-accrual Investment Income	($2.2)	($2.2)
Corrected NI!	$32.5	$32.5
Percentage Overstatement of NII	6.8%	6.3%
Net Increase in Net Assets Resulting from Operations as Reported	$20.3	$28.4
Correction for Non-accrual Investment Income	($2.2)	($2.21
Corrected Net Increase in Net Assets Resulting From Operations	$18.1	$26.2
Percentage Overstatement of Net Increase in Net Assets Resulting From Operations	12.2%	8.4%
EPS-Basic as Reported	$0.15	$0.19
EPS Correction for Non-accrual Investment Income (Rounded)	$0.02	$0.02
Corrected EPS (Rounded)	$0.13	$0.17
Percentage Overstatement of EPS-Basic (Rounded)	12.2%	8.4%

47.   Notably, Defendants had caused FSC to make significant changes in these investments' loan terms well before then, including reorganizing cash portions of loans to PIK interest provisions which allowed the Company to increase its fair value statements and accrued investment income even while it deferred receiving loan payments. The Company's board also authorized significant incremental write-downs in the fair values of certain of these investments throughout the year which concealed the magnitude of the investments' impairments, or, in the case of Phoenix, actually increased the investment's fair value soon before the write-down.

Throughout 2014, Defendants continued to state that these investments met or exceeded expectations and that none were in non-accrual status. Unlike the Company's public investors, Defendants were in a position to closely monitor the performance of these investments, the underlying companies' abilities to make timely payments on these loans, the companies' weaker cash flows, the increased risks of non-payment or default on their loans, and in some cases the companies' non-payment of their loans altogether.

48.   FSC had a particularly close business relationship with TransTrade, a transportation and logistics company. Defendants listed TransTrade as a "Control Investment," which meant that the Company owned more than 25% of TransTrade's voting securities or maintained greater than 50% of its board representation. In May 2013, Defendants caused FSC to restructure its investment in a predecessor entity, Trans-Trade Brokers, Inc., and, as part of the restructuring, exchange cash and debt and equity securities with TransTrade as the restructured entity, recording a realized loss of $6.1 million in the transaction. Then, in the first quarter of fiscal 2014 (ended December 31, 2013), Defendants authorized a change in the payment terms of FSC's First Lien Term Loan with TransTrade due May 31, 2016, providing the borrower with much more favorable loan provisions. The original terms of the loan had a cash interest rate of 11% and a PIK interest rate of 3%. In the reorganized loan, Defendants agreed to eliminate FSC's 11% cash interest requirement entirely and, in its place, boost the PIK interest rate to 14%, thereby substantially increasing the risk of non-payment. At the same time, Defendants actually increased the fair value

of FSC's TransTrade investment, from $13.5 million as of September 30, 2013 to $14 million as of December 31, 2013, even though the amended loan terms were unfavorable to FSC and increased the risk of non-payment. As a result, FSC booked substantial accrued interest income from the PIK provision, but no longer received periodic cash payments from TransTrade.

49. In the next quarter (ended March 31, 2014), the cost and principal on TransTrade's term loan increased $502,000 as compared to the prior quarter, but the fair value of the term loan dropped $2.5 million, or about 18%, from $14 million to $11.5 million. The cost and principal on TransTrade's term loan continued to rise to $15.2 million in the third quarter (ended June 30, 2014), then again to $15.6 million in the fourth quarter (ended September 30, 2014), as PIK interest continued to accrue. However, the fair value of the TransTrade term loan continued to inch downward, from $11.5 million at the end of the second quarter, to $11.3 million by the end of the third quarter, and then to $11.1 million by the end of the fourth quarter. The incremental change in the value of FSC's TransTrade investment indicates that defendants were well aware of the deteriorating quality of the loan and substantial likelihood of non-payment even though they continued to represent to investors that FSC's TransTrade investment was continuing to perform at or above expectations and that the PIK interest income would be collected by the Company. Not until the first quarter of 2015 (ended December 31, 2014), after the FSAM IPO had been completed, did Defendants disclose TransTrade's non-accrual status, along with other investments, and wrote down the fair value of TransTrade's term loan to 57% of cost and reduced its PIK

provision to 10%.

50.   Like FSC's investment in TransTrade, Defendants substantially reorganized the terms of a loan FSC had provided to Phoenix, a household products company, early in its fiscal 2014. The original terms of Phoenix's Subordinated Term Loan due February 1, 2017 included 10% cash interest and 3.875% PIK interest. But in the first quarter of 2014, Defendants caused FSC to boost the cash interest rate on the loan by 2.75% to 12.75%, thereby increasing the amount of interest income that FSC recognized from the investment. Although the principal of the Phoenix term loan continued to rise modestly in the second quarter to about $22 million and Defendants reported the loan's fair value at a relatively stable $21.3 million at quarter's end, in the third quarter (ended June 30, 2014) Defendants again substantially changed the loan terms, this time to effectively enable Phoenix to cease paying interest on its subordinated term loan. The principal, cost, and fair value of FSC's investment in Phoenix increased to $30.3 million, $30.1 million, and $28.8 million, respectively, an increase of over 35% in all three metrics as compared to the prior quarter.

51.   Also in the third quarter (ended June 30, 2014), Defendants caused the Company to eliminate the cash interest payment requirement entirely, and boost the original 3.875% PIK by 12.75% to 16.625%, with an effective date of April 1, 2014. With these changes, FSC was now recognizing and accruing significantly larger amounts of interest income than supported by the original loan terms, but in non-cash PIK form, thereby deferring FSC's receipt of payment on the

loan significantly into the future, if it were to be paid at all.

52. At the same time, however, Defendants also amended the terms of two significantly smaller loans with Phoenix, reducing the cash interest by 2% on both Phoenix's $3.6 million cost Senior Term Loan and its $2.9 million First Lien Revolver Loan. These changes misleadingly inferered that Phoenix's cash flows were sufficiently strong and the risk of non-payment was sufficiently reduced to qualify for lower cash interest on the two smaller loans, but that FSC would also ultimately collect on the more substantial PIK accrued interest. As though to confirm this misleading impression, Defendants increased the principal, cost, and fair value of Phoenix's Subordinated Term Loan to $31.6 million, $31.4 million, and $30.2 million, respectively, in its fourth fiscal quarter of 2014. Then, in a dramatic reversal, immediately after the FSAM IPO had been completed, Defendants placed FSC's Phoenix term loan investment on non-accrual status and decreased its fair value to 63% of cost (from $31.4 million to $19.9 million), in reporting its first quarter 2015 results.

53. Like its investments in TransTrade and Phoenix, FSC's investment in JTC suffered substantial impairments that were not disclosed until after the FSAM IPO. In its second fiscal quarter of 2013, Defendants had caused FSC to boost the cash interest component of JTC's Subordinated Term Loan due November 1, 2017, by 0.25% from its original 13% level to an amended 13.25% cash interest rate effective January 1, 2013. Throughout fiscal 2014, Defendants reported relatively stable principal, cost, and fair value amounts on FSC's JTC investment of about

$14.5 million, $14.4 million, and 14.5 million, respectively. Only after the FSAM IPO had been completed, in reporting first fiscal quarter 2015 results, did Defendants disclose that the principal balance on the JTC term loan had ballooned by $1.3 million to $15.8 million by quarter's end, at the same time that the Company placed the loan on non-accrual status, decreased its fair value to 88% of cost (from $14.4 million to $12.7 million), and amended the loan terms to 0% cash and a 13.25% non-cash PIK interest rate. The $1.3 million principal increase indicated that FSC had not collected nearly 69% of the annual interest income for the year (*i.e.*, the $1.3 million principal balance increase divided by the $1.9 million expected annual cash interest payments).[6] In other words, Defendants had caused FSC not to collect cash interest on the loan for nearly 69% of the year, or a period of more than eight months, while repeatedly assuring that the loan was performing within expectations.

54.   Defendants concealed impairments in all three of these investments throughout 2014, the revelation of which would have drawn into question FSC's underwriting practices and the fair value, investment income and credit quality of its portfolio. In the first six months of FSC's fiscal 2014, the Company's total assets ballooned from $2.1 billion to $2.8 billion, an increase of over 34%.

55.   Nevertheless, Defendants maintained that 99.5% of FSC's investments were

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[6]   Applying the 13.25% annual cash rate of interest to the original $14.5 million principal, the estimated annual interest income for the loan would have been about $1.9 million for the 2014 fiscal year (*i.e.*, a 13.25% annual interest rate on a $14.5 million loan equals $1.9 million).

performing at or above expectations and that it had zero investments in non-accrual status as of March 31, 2014. During this time, Defendants also caused FSC to record a $63 million increase in assets from operations, and a net realized gain of $1.7 million on its investments. In SEC filings and investor presentations, Defendants represented that the Company maintained a "high quality portfolio" with a "conservative" investment policy and ample protections to minimize the risk of any investment losses and maximize the Company's net investment income. For example, in a February 6, 2014 earnings conference call with investors, defendant Tannenbaum stated, in relevant part:

> *The credit performance of the portfolio is strong, and we reported three quarters in a row with no loans non-accrual. This excellent credit performance is a result of our deep bench of the experienced underwriters and portfolio managers and our multi-million dollar investment systems.*
>
> Our overall portfolio remains healthy, as borrowers are benefiting from a modestly growing economy and support from the private equity sponsors.
>
> We are moving forward on several initiatives intended to improve net investment income per share over time. While the progress has been slower than expected, *we continue to move in the right direction and expect these initiatives to collectively benefit growth and net investment income in future quarters.*

Similarly, in a May 8, 2014 earnings conference call, defendant Frank stated that the Company was "very conservatively positioned relative to [its] peers" with a "strong" "credit quality of the portfolio," and stated that 99.5% of the Company's investments were performing at or above expectations while none "had stopped accruing income."

56.   Throughout this time period, Defendants also emphasized that the Company would

pursue a sustainable dividend policy – then set at a $1.00 annualized run rate – that was consistent

with FSC's net investment income. For example, in an earnings conference call with investors on

November 26, 2013, defendant Tannenbaum stated, in relevant part:

> *We understand that setting a dividend consistent with net investment income is important to our equity investors,* our debt investors, as well as the rating agencies to maintain and perhaps improve our investment grade rating. We believe our net investment income per share in fiscal-year 2014 should meet or exceed $1.00 per share annual dividend rate.

> *The Board of Directors' decision to realign the dividend at the current level is a reflection of the market environment and the high quality of the portfolio.* In short, we believe the realignment to the dividend is the right thing for our shareholders in the short and long-term, and here at Fifth Street, we are committed to ensuring FSC's long-term success, which will, in turn, be beneficial to our shareholders.

> I think we could actually run lower than target leverage and earn our $1.00, but the idea is not to cut the dividend twice, right. *The idea is to get the dividend to a number that you can meet or exceed . . . .*

During the February 6, 2014 conference call, defendant Tannenbaum continued on this theme,

stating that the Company would not raise the dividend until "we can meet or exceed the dividend

for a couple of quarters and give that confidence . . . *[w]e want to make sure that it's sustainable.*"

57.   On May 5, 2014, Defendants caused FSC to issue a press release announcing that

its rating outlook had been revised upward by Standard & Poor's Rating Services from "stable" to

"positive." In the release, defendant Tannenbaum stated that the credit upgrade was a result of

FSC's 'credit risk management, profitability and sound operational management,' and claimed that

the Company was ideal for 'risk averse' investors looking for a 'stable income stream':

"We are very pleased with the outlook revision by Standard & Poor's, which is a reflection of Fifth Street Finance Corp.'s credit risk management, profitability and sound operational management." . . . "The improvement in our outlook highlights FSC's high quality portfolio as well as the strength of Fifth Street's origination and underwriting platform, which is a key differentiator from many of our peers. *We believe that investing in FSC stock provides a unique opportunity for risk averse investors who seek a diversified portfolio of assets and are looking for a stable income stream."*

58. On May 7, 2014, Defendants caused FSC to issue a press release announcing that it had entered into a joint partnership with Trinity Universal Insurance Company ("Trinity"), a subsidiary of Kemper Corporation, to create Senior Loan Fund JV 1, LLC ("SLF JV 1"). The press release stated that FSC would be committing $87.5 million in assets to SLF JV 1, while $12.5 million would come from Trinity and up to $200 million in additional financing would be sought from third parties.

59. On July 2, 2014, Defendants caused FSC to issue a press release entitled "[FSC] Expects [SLF JV 1] to Generate a Mid-Teens Return," which was also filed on Form 8-K. The release stated that $101.5 million of leverage for the facility had been provided by a New York branch of Deutsche Bank AG with $55 million in equity coming from FSC and Trinity, with the partners contributing 87.5% and 12.5% of this amount, respectively. Defendant Tannenbaum was quoted in the release as stating: "'Funding the initial portfolio and continuing to ramp SLF JV 1 should generate a mid-teens return on our investment and is a key component in driving future earnings growth."'

60. Defendants caused the Company to file a Form 8-K on July 7, 2014 with an

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accompanying press release announcing that an increase of its monthly dividends by 10% to $0.0917 per share for September through November 2014, which was also filed on Form 8-K.[7] It stated that the reason for the dividend increase was the "confidence" the Company had in its future revenue streams, including investment income from the newly launched SLF JV1 fund. Defendant Tannenbaum commented on the release, stating in pertinent part as follows:

> "At FSC, we are executing on strategic initiatives intended to drive future earnings growth, including the timely funding of an initial portfolio in SLF JV 1, a joint venture between FSC and a subsidiary of Kemper Corporation. *Continuing to fund additional investments in SLF JV 1 along with potentially completing and expanding other similar joint ventures have provided our Board of Directors with confidence in making its most recent dividend declaration. As a result, we are pleased to announce a 10% increase in our monthly dividend to an annualized run rate of $1.10 per share beginning in September 2014 . . . ."*

61. Also on July 7, 2014, an analyst at J.P. Morgan issued an investor "alert" discussing the dividend increase. The analyst report noted that dividend coverage was "key" for investors and that the increase indicated that FSC's "initiatives are working." The report stated, in pertinent, part as follows:

> **Focus on dividend coverage is key. . . .**
>
> **Dividend increase is positive indicator that initiatives are working.** Given FSC's focus on dividend coverage and their diversified investment efforts to boost NII, we view an increase in the dividend as an indication that those efforts are bearing fruit, although the details are limited at this time.

Several other analysts echoed this sentiment. For example, an analyst at UBS issued a report on

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[7] Defendants would later conduct the FSAM IPO during this time of higher dividend payments.

July 7, 2014 entitled "10% Dividend Increase Reflects Successful Plan Execution, Portfolio Yield Inflection.

62.   Defendants' statements above were materially false and misleading at the time they were made and omitted material information required to be disclosed, because they failed to disclose the following adverse information that was known to Defendants or recklessly disregarded by them:

(a)   that Defendants had artificially inflated the value of assets in FSC's portfolio and its income from operations by failing to properly account for the non-performance of certain loans in its portfolio, including its investments in TransTrade, Phoenix and JTC, as detailed herein; and

(b)   that, as a result of the above, FSC's net investment income could not cover the 10% dividend increase and that the dividend increase was not sustainable and had no reasonable basis.

63.   On July 10, 2014, Defendants announced that FSC had commenced a public offering of 13,250,000 shares of its common stock (the "Secondary Offering"). Defendants stated that the proceeds of the Secondary Offering would be used to repay debt outstanding so that the Company could borrow additional money to make more investments pursuant to its investment objective.

64.   On July 11, 2014, Defendants caused FSC to file a prospectus supplement to a

prospectus and registration statement declared effective on February 11, 2014 for the Secondary

Offering (collectively, the "Secondary Offering Registration Statement"), which were signed by

defendants Tannenbaum, Frank and Berman, among others. The Secondary Offering Registration

Statement stated that FSC was "currently focusing our origination efforts on a prudent mix of first

lien, second lien and subordinated loans which we believe will provide superior risk-adjusted

returns while maintaining adequate credit protection." It also stated that the Company "only

intend[s] to use leverage if the expected returns from borrowing to make investments will exceed

the cost of such borrowing," and provided a debt-to-equity ratio of 0.84x (excluding SBIC debt) as

of March 31, 2014. The Secondary Offering Registration Statement continued by stating that the

Company's deal pipeline remained "robust" with "high quality transactions," and confirmed FSC's

commitment to "remain[ing] cautious in selecting new investment opportunities" and "only deploy

capital in deals which we believe are consistent with our disciplined philosophy of pursuing

superior risk-adjusted returns."

65.   The Secondary Offering Registration Statement also discussed FSC's

"conservative" approach to structuring debt investments, "disciplined" underwriting processes, and

other "strong protections" as key components of the Company's business strategy in meeting its

investment objective, stating in pertinent part:

> Our investment adviser has developed an extensive network of relationships with
> private equity sponsors that invest in small and mid-sized companies. We believe
> that the strength of these relationships is due to a common investment philosophy, a

consistent market focus, *a rigorous approach to diligence* and a reputation for delivering on commitments. . . .

Focus on established small and mid-sized companies. We believe that there are fewer finance companies focused on transactions involving small and mid-sized companies than larger companies, and that this is one factor that allows us to negotiate favorable investment terms. Such favorable terms include higher debt yields and lower leverage levels, more significant covenant protection and greater equity grants than typical of transactions involving larger companies. *We generally invest in companies with established market positions, seasoned management teams, proven products and services and strong regional or national operations. We believe that these companies possess better risk-adjusted return profiles than newer companies that are in the early stages of building management teams and/or a revenue base.*

Employ disciplined underwriting policies and rigorous portfolio management. Our investment adviser has developed an extensive underwriting process which includes a review of the prospects, competitive position, financial performance and industry dynamics of each potential portfolio company. In addition, we perform substantial diligence on potential investments, and seek to invest alongside private equity sponsors who have proven capabilities in building value. As part of the monitoring process, our investment adviser will analyze monthly and quarterly financial statements versus the previous periods and year, review financial projections, compliance certificates and covenants, meet with management and attend board meetings.

Structure our debt investments to minimize risk of loss and achieve attractive risk-adjusted returns. We structure our debt investments on a conservative basis with high cash yields, cash origination fees, low leverage levels and strong investment protections, including prepayment fees. . . . *Our debt investments have strong protections, including default penalties, information rights, board observation rights, and affirmative, negative and financial covenants, such as lien protection and prohibitions against change of control.* We believe these protections, coupled with the other features of our investments described above, should allow us to reduce our risk of capital loss and achieve attractive risk adjusted returns . . . .

* * *

We target debt investments that will yield meaningful current income and also provide the opportunity for capital appreciation through our ownership of equity securities in our portfolio companies. *We typically structure our debt investments with the maximum seniority and collateral that we can reasonably obtain while seeking to achieve our total return target.*

66. Further, the Secondary Offering Registration Statement stated that FSC had instituted "strong corporate governance practices" designed to "manage and mitigate conflicts of interest," that FSAM would act "solely in the best interests" of FSC and in accordance with the IAA, and that FSC and FSAM had adopted codes of ethics to ensure compliance with the IAA as well as "implement[ing] written policies and procedures reasonably designed to prevent violation of the federal securities laws" that were reviewed annually "for their adequacy and effectiveness of their implementation."

67. In addition, Secondary Offering Registration Statement discussed FSC's financial condition and results of operations, stating that FSC's net investment income had increased by over 26% (or $14.6 million) over the six-month period ended March 31, 2014 as compared to the same period in 2013, and estimated that FSC's net investment income would be between $0.24 and $0.26 per share for the quarter ended June 30, 2014 – which was consistent with the declared dividend for that quarter. The Secondary Offering Registration Statement also stated that FSC's total income had increased by more than 34% in the six months since September 30, 2013, to $143.4 million, while the fair value of the Company's total investments had increased by over 41% during this time frame to $2.68 billion. In addition, the Secondary Offering Registration Statement

stated that 99.5% of FSC's investments were performing at or above expectations, with no investments on non-accrual status as of March 31, 2014. The Secondary Offering Registration Statement also reaffirmed the Company's declared monthly dividend of $0.0917 for September through November 2014.

68. The statements above were materially false and misleading at the time they were made, and omitted material information required to be disclosed, because they failed to disclose the following adverse information that was known to defendants or recklessly disregarded by them:

(a)   that Defendants had artificially inflated the value of assets in FSC's portfolio and its income from operations by failing to properly account for the non-performance of certain loans in its portfolio, including its investments in TransTrade, Phoenix and JTC, as detailed herein;

(b)   that certain of the Company's investments, including at least one "Control Investment," underwritten by the Company had already failed to perform as expected;

(c)   that, as a result of (a)-(b) above, the Company had not covered its dividend payments for the June 2014 quarter as stated;

(d)   that, Defendants were not structuring conservative debt investments subject to rigorous due diligence and strong creditor protections, but were in the process of rapidly expanding its investment portfolio through leverage into speculative, high-risk investments and delaying writing down impaired investments in order to increase FSC's investment income in the short-term so as to benefit the principals of FSAM;

(e)   that, as a result of (a)-(d) above, FSC's net investment income could not cover the 10% dividend increase and that the dividend increase was not sustainable and had no reasonable basis; and

(f)   that, as a result of (a)-(e) above, FSAM was not investing in FSC's "best interests" or in accord with its fiduciary duties to the Company, but in order to enrich its principals at the Company's expense contrary to FSC's stated investment objective.

69.   In addition, the Secondary Offering Registration Statement misleadingly presented several contingencies as investment "risks" when in fact such risks had already come to fruition as part of a deliberate scheme to artificially inflate the value of FSC's assets and its income from operations, as described above.   Instead of disclosing the truth, the Secondary Offering Registration Statement misleadingly maintained that FSAM was investing in FSC's best interests and committed to prudent risk management and robust underwriting policies designed to increase FSC's investment income over the long-term and minimize investment losses.

70.   Furthermore, Item 303 of SEC Regulation S-K, 17 C.F.R. §229.303 ("Item 303"), required the Secondary Offering Registration Statement to describe "any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations." 17 C.F.R.

§229.303(a)(3)(ii). The regulation also required the Secondary Offering Registration Statement to disclose events that the registrant knew would "cause a material change in the relationship between costs and revenues" and "any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected." 17 C.F.R. §299.303(a)(3)(i), (ii).

71.   Defendants violated Item 303 by failing to disclose in the Secondary Offering Registration Statement that TransTrade, Phoenix and JTC were non-performing loans as of the date of the Secondary Offering, as the underperformance of these loans were events and uncertainties that would (and did) have a materially adverse impact on FSC's revenues and income from operations.

72.   Also on July 11, 2014, Defendants announced the Secondary Offering had been priced at $9.95 per share, for total gross proceeds of $131.8 million for the Company. This offering price was significantly below FSC's then-current share price, which had closed at $10.10 on July 10, 2014.

73.   On July 23, 2014, Defendants issued a press release announcing that defendant Petrocelli had replaced defendant Frank as CFO of FSC, but that Frank would remain COO of FSAM.

74.   On August 7, 2014, Defendants issued a press release announcing its third fiscal

quarter ended June 30, 2014 financial results. The release stated that the Company's portfolio had increased to 125 investments, 99.8% of which the Company stated were performing at or above expectations and only a single investment (valued at $6.2 million) had been placed on non-accrual. The press release further stated that the fair value of FSC's investment portfolio was $2.6 billion, generating $74.3 million in investment income during the quarter. The release also stated that FSC's net investment income was $34.7 million, sufficient to cover the quarterly dividend, while the Company's debt-to-equity ratio was 0.82x (excluding SBIC debt) at quarter end, but had fallen within the "low end" of FSC's target range of 0.6x to 0.8x in early July.[8] Defendant Tannenbaum was quoted in the release as highlighting a 'robust [deal] pipeline' that would allow FSC to grow its portfolio in the third and fourth quarter of fiscal 2014, stating in pertinent part as follows:

> "We are pleased to report solid June quarterly results. We experienced several prepayments in early July including our largest investment, Desert NDT. *This, combined with our successful equity capital raise, provides significant dry powder for the third and fourth calendar quarters. Our earnings should also benefit from continuing to fund and grow our new JV entity and from having a more robust pipeline for the remainder of the calendar year . . . ."*

75.   The earnings results were also filed on Form 10-Q that same day, and signed by defendants Tannenbaum and Petrocelli. In addition, defendants Tannenbaum and Petrocelli certified that the Form 10-Q was true and accurate in all material respects and that the Company had effective internal controls over financial reporting.

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[8]   Defendants had caused FSC to increase this target range from 0.6x to 0.7x debt-to-equity earlier in its fiscal 2014.

76.   Also on August 7, 2014, Defendants held a conference call with analysts and investors to discuss FSC's fiscal results for third quarter 2014 in which defendants Tannenbaum and Petrocelli participated. On the call, defendant Tannenbaum expressed "confidence" that FSC would generate investment income sufficient to cover the increased dividend going forward, stating in pertinent part as follows:

> We are pleased to report June quarterly results of $0.25 per share of net investment income, which covered the dividends for the June quarter of $0.25 per share. This is the third quarter in a row where our net investment income per share has met our dividend.
>
> * * *
>
> In early July, our Board of Directors declared a 10% increase in our monthly dividend from 8.33 cents to 9.17 cents per share, beginning in September 2014. The new dividend represents $1.10 annualized run rate and over an 11% yield on the current stock price.
>
> ***The Board's confidence and our improved earnings power is primarily due to funding investment in Senior Loan Fund Joint Venture 1, or SLF JV 1, which should lead to growth in investment income.*** We are working on ramping and expanding this JV and forming similar partnerships, because we have ample capacity relative to the 30% regulatory cap on non-qualifying assets.
>
> * * *
>
> ***We are confident in the outlook for potential future earnings growth later in the calendar year, based on solid performance in our primarily senior secured portfolio.*** We look forward to providing updates as we make further progress on our multiple initiatives to improve net investment income, including growing SLF JV 1, and potentially other similar entities.
>
> Many of these initiatives would not be possible without the significant investment we have made in the overall Fifth Street platform and the size of Fifth Street Finance Corp's balance sheet. ***Future success in these areas should further differentiate us from our peers.***

77.   During the conference call, defendant Petrocelli represented that FSC had maintained a "high quality" investment portfolio that was relatively "conservative" as compared to its peers, stating in pertinent part as follows:

Through our relationships with select private equity sponsors, *we have been able to source, underwrite, and structure a diverse portfolio of high-quality, primarily senior secured loans with a low amount of PIK income.*

... We believe both the right and left side of our balance sheet are well positioned to weather potential volatility in the capital markets.

The credit quality of the portfolio remains strong, with the exception of one security previously categorized as an investment ranking 3, which accounted for approximately two thirds of the overall portfolio net unrealized loss of $13.7 million. This investment has a remaining fair value of approximately $6.2 million, or just 0.2% of the total portfolio.

*   *   *

We believe we are conservatively positioned relative to our peers with over 94% of the portfolio by fair value consisting of debt investments, 82% of the portfolio invested in senior secured loans, 72% of the debt portfolio consisting of floating rate securities, and no CLO equity at quarter end. The investment portfolio continues to be very well diversified by industry, sponsor, and individual company.

*   *   *

The credit profile of the investment portfolio continues to be strong at 99.8% of the portfolio. At fair value, it was ranked in the highest 1 and 2 categories.

78.   During the conference call, defendant Tannenbaum also sought to dispel any concerns about the single FSC investment placed on non-accrual status during the quarter, stating, in response to an analyst question, that it represented a "tiny . . . 0.2%" of the Company's portfolio and would "resolve itself" over the next two to five months, stating in pertinent part as follows:

This is a wonderful, age-old legacy investment that's just the gift that keeps on giving. The investment was done with a private equity sponsor that we did no additional loans to in the past two or three years. It is very disappointing. We thought it could turn around. It doesn't. We had it in category 3. We pointed it out last quarter. We wrote it down significantly last quarter. We wrote it down further this quarter. *It's now very, very tiny part of our portfolio. We expect in the next, whatever, two to five months that this will resolve itself in one manner or another. But it's 0.2% of our total portfolio.*

79. On the call, an analyst questioned whether FSC's recently announced dividend increase was sustainable, particularly in light of the one-off repayments that occurred during the June quarter and the increase in shares as a result of the Secondary Offering. In response defendant Tannenbaum reiterated that the Company had "visibility" into repayments and the dividend increase was in-line with FSC's future expected earnings. The following exchange took place:

[Q (Analyst):] So can you walk us through the logic of taking up the dividend, given you knew you had a big repayment, and the SLF investment alone isn't enough to cover the incremental dividend of the shares raised?

[A (Tannenbaum):] I think there's a lot of confusion in the statement you just made. And to go through it now is a very long time. So we're happy to go through it, however, the reason we did an equity raise is pretty simple.

We entered the quarter slightly above the high end of our target range, which I really don't remember being in. The reason we were so highly levered is because we knew Desert NDT would repay. When Desert NDT repaid, which happened very quickly after the end of the quarter, because we were noticed by these private equity firms. Our private equity firms are our partners. 95% of our deals come from private equity. *So we have some good visibility into repayments and when we expect repayments.*

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When the leverage drops back into the target range, very soon after the quarter, they're still in the target range. So it's still levered all the way through. The equity raise did not, as opposed to past equity raises which took us substantially below the bottom end of the target range, this took us slightly below the bottom end of the target range, and it is necessary going into the final quarter of the year.

As I've said repeatedly, our busiest quarter is calendar fourth quarter. And we are a 95% private equity sponsor business. We will have money for our private equity sponsors when they need it in regards to the busiest quarter of the year.

And fortunately, since we accomplished the equity raise, and are able to fund the SLF, and we believe we can expand it, we have capacity to satisfy our sponsor relationships through this year.

80. Defendants' statements above were materially false and misleading at the time they were made, and omitted material information required to be disclosed, because they failed to disclose the following adverse information that was known to defendants or recklessly disregarded by them:

(a) that Defendants had artificially inflated the fair value of the Company's investments, including tens of millions of dollars of its investments that were at risk of default or had already failed to meet their obligations under their loan terms, including the Company's total investments as of June 30, 2014 in Phoenix (valued at $35.4 million at quarter end), TransTrade (valued at $11.3 million at quarter end) and JTC (valued at $14.8 million at quarter end);

(b) that, as a result of (a), the Company had understated the number of loans performing below expectations and/or were in non-accrual;

- 39 -

(c)   that Defendants had overstated the Company's net investment income for the quarter by as much as $2.2 million, and thus had not covered its dividend payments for the quarter as stated;

(d)   that, as a result of (a)-(c) above, FSC's net investment income could not cover the 10% dividend increase and that the dividend increase had no reasonable basis;

(e)   that Defendants were not structuring Company's conservative debt investments subject to rigorous due diligence and strong creditor protections, but were in the process of rapidly expanding its investment portfolio through leverage into speculative, high-risk investments and delaying writing down impaired investments; and

(f)   That, as a result of (a)-(e) above, FSAM was not investing in FSC's "best interests" or in accord with its fiduciary duties to the Company, but in order to enrich its principals at the Company's expense contrary to FSC's stated investment objective.

81.   On August 20, 2014, Defendants caused FSAM to issue a press release announcing that its Head of Investor Relations, Dean Choksi, would be leaving the Company.

82.   On September 8, 2014, Defendants caused FSAM to issue a press release announcing that defendant Owens (a former Goldman Sachs partner involved in FSC's 2008 initial public offering and a subsequent advisor to Fifth Street) had been appointed as Co-President of FSAM and a member of its management committee. That same day, Defendants caused FSAM to file a registration statement for its IPO on Form S-1.

83.   On September 12, 2014, Defendants caused FSAM to issue a press release announcing that defendant Owens had also been appointed President of FSC, and defendant Berman (a member of FSAM's investment committee) had been appointed Chairman of FSC's board, replacing defendant Tannenbaum. The release stated that defendant Tannenbaum would remain CEO and a director of FSC.

84.   On October 8, 2014, Defendants caused FSC to issue a press release announcing that its commitment to SLF JV1 had doubled, from $87.5 million to $175 million. The release stated that FSAM had used SLF JV1 to invest $179 million by issuing loans to 20 portfolio companies through FSAM's origination platform.

85.   On October 10, 2014, *International Business Times* published an article on FSAM's proposed IPO, entitled ***"Fifth Street's Leonard Tannenbaum to Become One of the World's Youngest Billionaires."*** The article detailed how defendant Tannenbaum stood to earn over $1 billion in FSAM's IPO, stating in pertinent part:

> At 43-years-old Leonard M. Tannenbaum, the founder and chief executive officer of Fifth Street Asset Management, is set to become one of the world's youngest billionaires if the company prices its initial public offering at the top of its range.
>
> ***According to Bloomberg, Fifth Street is slated to sell some 8 million shares when it floats on the Nasdaq for as much as $26 per share, which would value Tannenbaum's stake at over $1bn (£623m, €789m).***
>
> Tannenbaum founded the alternative asset manager, which has $5.6bn under management, in 1998.

He received a $22.5m paycheck in 2013.

<p align="center">*   *   *</p>

Tannenbaum also controls companies that own Fifth Street's Greenwich
Connecticut head-quarters, which also entitles him to collect $2m per annum in rent
from the company.

86. On October 22, 2014, Defendants caused FSAM to announce that it was temporarily withdrawing its planned IPO, purportedly due to "market conditions and continued volatility for new issuers in the equity markets."

87. On October 28, 2014, Defendants caused FSAM to file its amended registration statement on Form S-1/a for the sale of 6 million Class A common shares to the public (the "FSAM IPO Registration Statement"), which was declared effective on October 29, 2014. As explained in the FSAM IPO Registration Statement, the FSAM IPO would allow defendant Tannenbaum and his associates to cash out of for tens of millions of dollars. None of the proceeds were to be retained by FSAM, but rather used by FSAM to purchase ownership interests, called "Holdings LP Interests," from the principals of FSAM. According to the FSAM IPO Registration Statement, the principals of FSAM would be issued more than 42.8 million shares of Class B common stock and an equal number of Holdings LP Interests (with an estimated 40.2 million Holdings LP Interests to be held by defendant Tannenbaum and approximately 2.6 million Holdings LP Interests to be held by defendant Berman following the FSAM IPO). Although the Class B common stock held no economic rights, it entitled holders to five votes per share (as opposed to one vote per share for the Class A common stock), which would give insiders

approximately 97.3% of the combined voting power of FSAM. In addition, the Holding LP Interests could be exchanged on a one-to-one basis for shares of Class A common stock two years after the offering.

88.   The FSAM IPO Registration Statement further stated that 7.5 million shares of Class A common stock had been reserved for issuance under FSAM's 2014 Omnibus Incentive Plan. Consequently, several of the Individual Defendants stood to reap more than $100 million combined in immediate gross proceeds from the FSAM IPO in addition to ownership interests worth hundreds of millions of dollars more that they could cash out at a later date.

89.   The FSAM IPO Registration Statement highlighted the stunning growth in assets under FSAM's management during the prior year, primarily due to the exponential growth of FSC's investment portfolio, which had allowed FSAM to dramatically increase its fees in the lead up to the FSAM IPO. For example, the FSAM IPO Registration Statement stated that a "Key Competitive Strength[]" of FSAM was its "Strong Growth in Assets Under Management, Revenues and Earnings," purportedly as a result of FSAM's "outstanding performance." The FSAM IPO Registration Statement stated, in pertinent part, as follows:

> *From December 31, 2010 to June 30, 2014, our AUM has increased by a compound annual growth rate, or CAGR, of 52.7%.* We have increased AUM by organically growing our existing funds and developing profitable new funds and strategies. From our inception we have generated outstanding performance for each asset class and fund we have advised. *This performance has helped drive growth in our AUM, and as we have grown our AUM, our revenues have also increased in a consistent manner. From 2010 to 2013, management fee revenues increased by a CAGR of 40.2%.*

According to the FSAM IPO Registration Statement, *FSC's assets under management had ballooned to more than $4.2 billion by June 30, 2014.* Moreover, FSC's assets comprised more than 92% of FSAM's assets under management. As a result, the FSAM IPO Registration Statement stated that FSAM's management fees had increased from about $30 million in the first six months of calendar 2013, to about $45 million during the first six months of 2014, *an increase of nearly 50% in a single year.*

90.   The FSAM IPO Registration Statement also revealed that FSAM had identified a material weakness in its controls over financial reporting in relation to its recording of executive compensation, liabilities, and expense reimbursement for the years ended December 31, 2013 and 2012, stating in pertinent part:

> The material weakness identified related to our having insufficient access to accounting resources with technical accounting expertise to analyze complex and non-routine transactions, as well as inadequate internal review. The material weakness was identified as the primary cause of errors relating to the treatment of stock-based compensation and liabilities associated with existing membership units, and the consequent improper recording of certain equity transactions, as well as incorrectly recording expenses reimbursable by our BDCs on a net basis.

91.   On October 29, 2014, Defendants caused FSAM to announce the pricing of its IPO at $17 per share. At this offering price, defendant Tannenbaum and his associates stood to receive over $100 million in gross proceeds, while several of the Individual Defendants would also receive ownership interests in FSAM worth hundreds of millions of dollars more. For example, at the IPO price of $17 per share, defendant Tannenbaum's ownership interest was valued at over $683

million, defendant Berman's ownership interest was valued at over $44 million, defendant

Dimitrov's ownership interest was valued at $9 million, defendant Frank's ownership interest was

valued at $1.8 million, and Noreika's ownership interest was valued at over $78,000.

92.   That same day, *Bloomberg Business* published an article about the FSAM IPO

entitled "Fifth Street Tries Again With Scaled Back IPO." The article detailed how defendant

Tannenbaum had become richly rewarded in the offering, stating in pertinent part:

> Fifth Street Asset Management Inc., which pulled its initial public offering a week
> ago as stock markets tumbled, filed for the sale again with a target that's half what
> it originally sought.
>
> The company, which was initially scheduled to price its IPO on Oct. 21, said
> the next day that it was scrapping the deal and that it would withdraw its
> registration statement. Signaling a recovery in demand, the asset manager amended
> its original filing yesterday to seek $102 million, offering 6 million shares at $17
> apiece.
>
> *   *   *
>
> *Leonard M. Tannenbaum, the founder and chief executive officer of Fifth Street,
> was set to become one of the world's youngest billionaires at the original price
> range. With yesterday's haircut, his stake is worth about $683.5 million,
> according to the company's prospectus.*

93.   On November 4, 2014, Defendants caused FSAM to announced the closing of its

IPO at $17 per share, which had generated $102 million in gross proceeds. In addition, the

underwriters were given a 30- day option to purchase up to an additional 900,000 shares of FSAM

stock worth $15.3 million at the $17 per share offering price.

94.   On November 26, 2014, Defendants caused FSC to issue a press release announcing

that defendant Owens had been appointed to the FSC board, in addition to serving as President of FSC and Co-President of FSAM.

95.   That same day, Defendants caused FSC to issue a separate press release entitled *"[FSC] Declares Consistent Monthly Dividend of 9.17 Cents Per Share."* The press release stated that the board had approved additional monthly dividends at the higher $0.0917 per share amount through January 2015, and that "[t]he dividend represents an annualized run rate of $1.10 per share."

96.   On December 1, 2014, Defendants caused FSC to issue a press release announcing its fourth fiscal quarter and year ended September 30, 2014 financial results, which was also filed on Form 8-K. The release stated that the Company's portfolio had 124 investments at quarter end, 99.7% of which the Company stated were performing at or above expectations while only a single investment had been placed on non-accrual, which indicated the Company had not experienced any deterioration in its portfolio since the end of the prior quarter. The release further stated that the fair value of FSC's investment portfolio was $2.4 billion at quarter end, generating $76.2 million in investment income during the quarter.   In addition, the release stated that FSC's quarterly net investment income was $37.5 million, which was an increase from the prior quarter but slightly (less than $0.01 per share) below the quarter's declared dividends. The release also stated that FSC's debt-to-equity ratio was 0.63x (excluding SBIC debt) at quarter end, near the low end of FSC's target range of 0.6x to 0.8x. Defendant Tannenbaum was quoted in the release as

stating that "*'Fifth Street's leading direct origination platform continues to generate investment opportunities with attractive risk-adjusted returns.'*"

97.   That same day, Defendants caused FSC to file its financial results for the quarter and year ended September 30, 2014 on Form 10-K (the "2014 Form 10-K"), which was signed by defendants Tannenbaum, Petrocelli, Berman and Owens, among others. In addition, the 2014 Form 10-K contained certifications pursuant to the Sarbanes-Oxley Act of 2002 ("SOX Certifications"), signed by defendants Tannenbaum and Petrocelli, stating, among other things, that the 2014 Form 10-K did not contain any untrue statements, did not omit any necessary materials facts, that the financial information contained in the 2014 Form 10-K was accurate, and that any material changes to the Company's internal control over financial reporting were disclosed. The SOX Certifications signed during the Relevant Period (including those in the 2014 Form 10-K) were substantially similar and set forth:

> I, [Leonard M. Tannenbaum/Richard A. Petrocelli], Chief Executive Officer of Fifth Street Finance Corp., certify that:
>
> 1. I have reviewed this annual report on Form 10-K for the year ended September 30, 2014 of Fifth Street Finance Corp.;
>
> 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
>
> 3.   Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of,

and for, the period presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions): (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and (b) Any fraud, whether or not material, that involves management or other employees who have a significant

role in the registrant's internal control over financial reporting.

* * *

In connection with the annual report on Form 10-K for the year ended September 30, 2014 (the "Report") of Fifth Street Finance Corp . (the "Registrant"), as filed with the Securities and Exchange Commission on the date hereof, I, Leonard M. Tannenbaum , the Chief Executive Officer of the Registrant, hereby certify, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant

98.   The 2014 Form 10-K also contained statements about FSC's investment objective, "conservative" investment practices with "strong protections" and a "rigorous" and "disciplined" underwriting approach designed to minimize investment losses, as well as FSAM's commitment to working in FSC's best interests, satisfying its fiduciary obligations and mitigating conflicts of interests that were identical, or substantially the same as, similar statements made in the Secondary Offering Registration Statement as detailed above.

99.   Also on December 1, 2014, Defendants hosted a conference call with analysts and investors to discuss the Company's financial results for fiscal 2014 in which defendants Tannenbaum, Owens, Petrocelli and Dimitrov participated. On the call, defendant Tannenbaum characterized the recent FSAM IPO *"as favorable for FSC shareholders because of the additional transparency and public capitalization at the asset manager level."* Later, defendant Owens, the Company's newly announced Co-President, stated that FSC would continue to

improve its net investment income as the "underlying business trends and credit quality of the portfolio remained strong," and the Company expected "continued success" of several business initiatives accretive to earnings:

> *Through our direct originations efforts and disciplined investing process we have constructed a diversified portfolio with varied and long-term sources of financing.* Investments in our portfolio are spread across 40 industries and we have minimal exposure to the energy sector. *The underlying business trends and credit quality of the portfolio remained strong during the quarter with only one investment continuing on non-accrual.*

> Additionally, *during the September quarter we increased the capacity on FSC's balance sheet to fund loans with attractive risk-adjusted returns* raising $130 million in July through an equity offering and $8 million through our ATM program.

> *We believe we are well-positioned to take advantage of attractive investment opportunities and look forward to providing updates as we make further progress on our multiple initiatives to improve net investment income.*

> Many of our recent initiatives including SLF JV 1 as well as entering aircraft leasing and venture lending would not be possible without the significant investment we have made in the Fifth Street platform and the size of FSC's balance sheet. *We believe that continued success of these business lines should further differentiate us from our peers.*

100.   During the conference call, defendant Petrocelli, meanwhile, stated the Company was "conservatively positioned relative to [its] peers" with high quality earnings and highlighted the Company's recent dividend increase:

> *Net PIK, PIK accruals recorded in excess of PIK payments received which is a key indicator of earnings quality, was low at $5.2 million for the quarter, or 6.9% of total investment income. . . .*

. . . The credit profile of the investment portfolio continues to be strong as 99.7% of the portfolio at fair value was ranked in the highest one and two categories.

* * *

We believe we are conservatively positioned relative to our peers with over 94% of the portfolio by fair value consisting of debt investments, 79.0% of the portfolio invested in senior secured loans, 70% of the debt portfolio consisting of floating-rate securities and no CLO equity at quarter end.

* * *

As of September 30, 2014, the JV had $186 million of assets including investments in 18 portfolio companies and *has a strong pipeline of attractive investment opportunities.* In connection with the recent upsizing of the equity commitment to the JV from $100 million to $200 million, we are now working to increase the Deutsche Bank credit facility in the first quarter of 2015.

As recently announced, our Board of Directors declared a monthly dividend of $0.0917 per share through January 2015. Our dividend represents a $1.10 annualized run rate and over a 12% yield on the current stock price.

101. Later in the call, defendant Petrocelli stated that FSC had sold more than $100 million of its investment assets to SLF JV 1 during the quarter.

102. The statements above were materially false and misleading at the time they were made, and omitted material information required to be disclosed, because they failed to disclose the following adverse information that was known to defendants or recklessly disregarded by them:

(a)   that the Company had artificially inflated the fair value of its investments, including tens of millions of dollars of its investments that were at risk of default or had already failed to meet their obligations under their loan terms, including the Company's total investments as of September 30, 2014 in Phoenix (valued at $36.7 million at quarter end), TransTrade (valued at $11.1 million at quarter end) and JTC (valued at $14.5 million at quarter end);

(b)   that, as a result of (a), Defendants had caused the Company to understate the number of loans performing below expectations and/or in non-accrual;

(c)   that Defendants had caused the Company to overstate its net investment income for the quarter by as much as $2.2 million, and thus had failed to cover its dividend payments by more than the approximately $0.01 shortfall represented to investors;

(d)   that, as a result of (a)-(c) above, FSC's net investment income could not cover the 10% dividend increase and that the dividend increase had no reasonable basis;

(e)   that Defendants were not structuring Company's conservative debt investments subject to rigorous due diligence and strong creditor protections, but were in the process of rapidly expanding its investment portfolio through leverage into speculative, high-risk investments and delaying writing down impaired investments; and

(f)   that, as a result of (a)-(e) above, FSAM was not investing in FSC's "best interests" or in accord with its fiduciary duties to the Company, but in order to enrich its principals at the Company's expense contrary to FSC's stated investment objective.

103.   On January 8, 2015, Defendants caused FSC to issue its January 2015 newsletter, headlined *"Fundamentals Strong Despite Markets Volatility,"* which was also filed on Form 8-K (the "January 2015 Newsletter"). The newsletter stated that "[d]espite capital markets volatility,"

FSC's "middle market lending environment remains relatively healthy and somewhat insulated from trends in the broadly syndicated lending market," including because it had "limited . . . exposure to the energy sector as well as other cyclical sectors" causing the volatility. Indeed, the newsletter stated the market climate should provide FSC with "an opportunity to win financing mandates with our senior stretch and unitranche products," and that the Company had already seen "this trend during the periods of volatility in the December quarter, with strong volumes of one-stop transactions." The newsletter continued by stating that FSC had "generated over $675 million in gross originations and $350 million of net originations" during the quarter, "which surpassed our expectations."

104. In addition, the newsletter stated that the "pipeline of potential capital markets transactions continues to increase," which "could potentially lead to higher velocity in the portfolio, incremental fee income and enhanced yields on certain investments, while enabling us to manage portfolio diversification and liquidity more effectively." Finally, the newsletter stated that strategic partnerships such as SLF JV 1 were "[b]eginning to [a]ccrete to [e]arnings," signaled "a vote of confidence in Fifth Street's origination platform, underwriting and portfolio management expertise," and would "represent an important driver of earnings" at FSC going forward.

105. The statements above were materially false and misleading at the time they were made, and omitted material information required to be disclosed, because they failed to disclose the adverse information that was known to defendants or recklessly disregarded by them. Indeed,

during the quarter ended December 31, 2014, Defendants had caused the Company to place $105 million of its investments (at cost) on non-accrual status, written down millions of dollars' worth of poor performing assets, and suffered an EPS loss of $0.20 per share, while its net investment income had actually *decreased* from the prior quarter even though its total assets had continued ballooning to nearly $3 billion. Furthermore, the poor quality of FSC's underwriting practices and deterioration in the credit quality of its portfolio and balance sheet would substantially impair the Company's ability to raise the cash needed to generate additional fee and investment income going forward, and in fact such impairment had already begun.

106. In addition, the January 2015 Newsletter falsely stated that net originations were $350 million for the quarter, which it claimed "surpassed . . . expectations," when net originations were in fact only $311 million.

107. On January 22, 2015, Defendants caused FSAM to issue a pair of press releases announcing a number of executive management appointments in connection with the FSAM IPO. The releases stated that defendant Tannenbaum would serve as the Co-President and CEO of FSAM, while defendant Berman would serve as FSAM's Co-President and CCO, defendant Dimitrov would serve as FSAM's CIO, defendant Frank would serve as its COO and CFO, and defendant Owens would serve as its Co-President. In addition, the release stated that defendant Owens would be replacing defendant Tannenbaum as the CEO of FSC, while defendant Dimitrov would serve as the Company's CIO and President.

108. Then, on February 9, 2015, Defendants caused FSC to issue a press release announcing its first fiscal quarter ended December 31, 2014 financial results, which were also filed with the SEC on Form 10-Q ("Form 10-Q 1Q15"). In addition, the Form 10-Q 1Q15 contained SOX Certifications signed by defendants Petrocelli and Owens, which were substantially similar to those set forth above. Defendants revealed that FSC had recorded a staggering $62 million depreciation on its debt and equity investments during the quarter, while its quarterly net realized losses exceed $17.6 million. Defendants also revealed that four investments, which included TransTrade, Phoenix and JTC, had all been placed on non-accrual status during the quarter and that a fifth would likely be placed on non-accrual the subsequent quarter. These five investments totaled $122.8 million at cost, *or nearly 5% of the Company's entire debt portfolio.*

109. As a further indication of the rapid deterioration in the quality of the Company's portfolio, Defendants stated that FSC's total assets had increased to $2.9 billion at quarter end, which represented a more than 20% increase compared to the total assets at the end of the corresponding quarter the prior fiscal year, yet its net investment income had actually decreased by 3% compared to that quarter. At only $0.23 in net investment income per share, Defendants had caused FSC to fall woefully short of covering its $0.28 per share quarterly dividend and was forced to record an EPS loss of $0.20. Symptomatic of FSC's bleak prospects, Defendants stated that FSC would pay no dividend at all for February 2015, and would slash future dividends by 30% in subsequent months as part of a more "conservative" dividend policy.

110. That same day, Defendants hosted a conference call to discuss the disappointing earnings results. On the call, defendant Owens revealed that SLF JV 1 and other purported initiatives had not generated the investment income investors had been led to expect. He also disclosed that FSC's net originations were only $311 million for the quarter, not $350 million as previously stated. Analysts reacted with surprise and confusion. One analyst questioned FSC's ability to originate new investment going forward given that FSC's debt-to-equity ratio was then pushing above the high end of its pre-announced target range. This same analyst later expressed "surprise[]" to see all of FSC's "unrealized and realized losses, both in magnitude and number of investments." Another analyst stated that it "does not make sense" to have "a fee structure that allows the manager to be paid more annually despite net share declines and dividend declines" to shareholders. Yet another analyst asked for help in understanding "what has changed in the financial planning or in the environment over the last six months to now decrease the dividend" given that FSC had just "increased the core dividend in August." Another analyst questioned how FSC could present its first lien investments as safe and conservative, when they had resulted in two non-accruals during the quarter:

> Just going back to the non-accruals and the whole – the story of obviously first lien, more security in the portfolio. When I look at the four non-accruals, two of them obviously first lien with substantial markdowns. Obviously defaults happen, problems happen, but the two first lien non-accruals now appear to be marked at about 50% of cost.

> So can you walk us through, again, what the argument is as to why first lien is going to preserve capital better than some of your other investments, *when it looks*

like the marks here indicate first lien's, frankly, not much better than any of the other credit risks in your portfolio when it comes to a problem occurring and what the possible recovery is going to be.

111.   On this news, the price of FSC common stock plummeted $1.27, or nearly 15%, per share on February 9, 2015 to close at $7.22 per share. Analysts slashed price targets and several downgraded the stock following the announcement. An analyst at Gilford Securities published a report on February 12, 2015 which illustrates market sentiment on the news:

> Not only was there a significant miss in terms of NII per share, but there was also another dividend cut, six months after a suspicious dividend increase. FSC *Management has forfeited virtually all credibility and it will take, in our opinion, at least a year of improved operating results to regain any semblance of credibility.*

A later analyst report by Wells Fargo noted that the write-downs and credit quality issues at FSC had occurred during a "benign credit environment," which indicated "poor underwriting" specific to FSC across its portfolio and "more than an idiosyncratic credit issue and point to potentially more losses down the road."

112.   On February 15, 2015, *The Motley Fool* published an article entitled "These High-Yield Stocks Make Their Managers Rich," which described the enormous amount of fees FSC had paid to FSAM and was continuing to pay to FSAM despite its abysmal performance:

> As high-yield business development companies report earnings, fees are taking center stage. Many BDCs are slashing their distributions to shareholders, even as they pay more and more money to their management teams.
>
> *   *   *
>
> Let's use Fifth Street Finance as an example. You can buy its shares for

roughly $7.06 at the time of writing, a big discount to its per-share book value of $9.17.

That seems like an excellent deal, until you look at how much money is actually working for you. If you multiply the percentage of total investment income that becomes profits (46.1%) by the current net asset value ($9.17), you find that only about $4.23 of net assets per share are at risk to produce returns for shareholders. The remaining assets are at risk to pay the bills — the management team and the direct expenses of keeping its doors open.

You could say that investors are paying $7.06 per share for the value created by just $4.23 in book value.

In effect, the external manager owns three-tenths of the economic value created by Fifth Street Finance without putting a single dollar of its own capital at risk. Management fees tallied to a whopping $22.76 million last quarter alone. Shareholders, who bear all the risk, collectively enjoyed net investment income of $35.17 million.

Is that fair? Well, that's up to you to decide. But I think that if you are responsible for 100% of the risk and receive less than half of the proceeds, you might be getting a very raw deal, indeed.

113. On February 23, 2015, Fitch Ratings Inc. ("Fitch"), one of the nation's major ratings agencies, issued a press release announcing that it was downgrading FSC to BB+ from BBB- on a negative outlook. As Fitch explained, FSC had downplayed the true extent of its leverage. In truth, FSC was operating at 0.99x leverage which was far above the 0.61x average leverage for its investment-grade peers as of September 30, 2014. The release also stated that the increased leverage had come at a time when FSC was shifting into riskier assets while its inconsistent dividend policy had likely cost it "credibility with equity investors." The release stated, in pertinent part:

The rating downgrade reflects FSC's higher leverage levels, combined with increased portfolio risk, an inconsistent dividend policy, material portfolio growth in a very competitive underwriting environment, asset quality deterioration, and weaker operating performance.

During 2014, FSC increased the upper-bound of its long-term leverage target from 0.7 times (x) to 0.8x, excluding SBA debt, which is exempt from regulatory asset coverage calculations, but is included in Fitch's assessment of FSC's leverage. Including SBA debt in FSC's leverage calculation translates to total leverage tolerance of 0.96x. Fitch views the increased leverage target as aggressive, particularly given the portfolio shift into second lien securities and increased use of leveraged off-balance sheet vehicles, including the senior loan fund (SLF) and Healthcare Finance Group LLC (HFG).

Furthermore, regulatory leverage exceeded the company's new limit in three of the last four quarters, and amounted to 0.83x at Dec. 31, 2014, or 0.99x including SBA debt. This compares to 0.61x average leverage for investment grade-rated peers as of Sept. 30, 2014.

On Feb. 20, 2015, FSC's stock was trading at a 21.3% discount to net asset value, which is likely to restrict the firm from accessing the equity markets for some time. As a result, cash generated from portfolio repayments and sales will be needed to reduce leverage, which could constrain FSC's ability to take advantage of investment opportunities, relative to the peer group.

The increased leverage target comes as FSC's investment portfolio has gradually shifted into riskier assets, in Fitch's view. Although FSC remains a senior lender with 55.9% of the portfolio invested in first lien positions, at Dec. 31, 2014, this is down from 70.1% at Sept. 30, 2012. Fitch also calculates an adjusted measure of first lien exposure, converting investments recorded as loans to HFG and First Star Aviation to equity, as FSC wholly owns those companies and is in a first-loss position. On this basis, as of Dec. 31, 2014, Fitch calculates that FSC's first lien and equity exposures stood at 49.9% and 15.9% of the portfolio, respectively.

While positions in HFG and the SLF represent investments in diversified pools of loans, they are akin to equity investments in lowly-levered CLOs, which incrementally alters the firm's risk profile. Management has articulated its intention to grow the SLF and/or add similar programs as an important driver of earnings growth, which combined with an elevated leverage tolerance, is viewed by Fitch as consistent with a below investment grade credit profile.

FSC announced a steep (34.5%) dividend cut in February 2015, citing a slower-than-expected ramp of the SLF and reduced fee expectations, given more limited capital available for growth. The dividend cut followed a 10% increase in the dividend in July 2014; above run-rate core earnings, which was viewed as aggressive by Fitch in the face of a still challenging yield spread environment and unsustainable non-accrual levels. In November 2013, FSC cut its dividend 13%, a move that was deemed prudent by Fitch. *The inconsistent dividend policy speaks to poor financial planning and has likely cost the firm some credibility with equity investors; an important source of growth capital.*

FSC's investment portfolio grew 49.6% in 2013, followed by 17.9% additional expansion in 2014. Fitch remains cautious of outsized portfolio growth in the current credit environment, which is generally characterized by tighter yield spreads, higher underlying portfolio company leverage, and weaker covenant packages. Fitch believes significant exposure to more recent vintages could yield outsized asset quality issues down the road.

While Fitch believes industrywide credit metrics are at unsustainable levels longer term, *FSC did stand-out in the fourth quarter of 2014; moving four investments to non-accrual status, with one more expected in the first quarter of 2015.* Non-accruals accounted for 4.03% of the portfolio at cost, and 2.33% at fair value, as of Dec. 31, 2014, compared with the investment grade peer average of 0.90% at cost, and 0.55% at fair value, as of Sept. 30, 2014. FSC recorded a $17.6 million realized loss and additional $48.2 million in unrealized losses, which reduced book value by 2.6% and inflated leverage by 0.04x.

114.   On February 25, 2015, *The Motley Fool* published an article entitled "Fifth Street Finance Corp. Gets Slapped With a Downgrade From Fitch," which discussed the recent downgrade by Fitch, as well as FSC's "huge credibility problem[s]." The article stated in part:

On credibility with investors

Fifth Street's inconsistent dividend policy is costing it valuable reputational capital. Dividends were cut to start 2014, only to be raised in the summer of 2014, despite an inability to cover the new rate with earnings. *Of course, the dividend increase in July 2014 proved to be pie in the sky, so the dividend was lowered when it reported earnings for the fourth calendar quarter.*

We also shouldn't forget that in the fall of 2014, shareholders of another Fifth Street-managed fund were beaten over the head with a huge dilutive stock sale, all to make the asset manager a little more money. These actions have snowballed into a huge credibility problem.

Suffice it to say, Fifth Street hasn't been a very good steward of shareholder confidence. Fitch cited it as another reason for a downgrade: "The inconsistent dividend policy speaks to poor financial planning and has likely cost the firm some credibility with equity investors; an important source of growth capital."

Unlike the ratings agencies, I don't have to avoid offending anyone with careful language. Here's what Fitch really means: *It's hard to believe that Fifth Street Finance shares will trade back to net asset value, which would allow it to grow, given its poor treatment of shareholders in recent history.*

115.   On February 27, 2015, *BuySellSignals* published an analyst report stating that FSC had fallen 11% for the month of February, while peer companies had increased by nearly 3% during this time frame.   The report stated that FSC had "the biggest decline in the Finance/Investment funds/management sector" for the month.   That same day, an analyst at Wells Fargo published a report stating that corporate governance issues had eroded investor confidence in the Company, noting that "shareholder concerns over the fee structure and incentive alignment as incentive fees have grown despite historic dividend reductions and reductions in shareholder value."   The analyst report pointed to a particularly sobering statistic: *"Over the last 2 years, FSC's dividend is down 37% (on the newly cut dividend), NAV is down 7%, yet management*

fees are up 56%."

116.   On April 16, 2015, *BloombergBusiness* published an article detailing defendant

Tannenbaum's use of his Fifth Street enterprise to generate millions of dollars for himself entitled

"Tannenbaum's Fifth Street Funds Yield 10% by Lending Alongside Private Equity." The article

described how defendant Tannenbaum had set up FSC as a "mousetrap" designed "'to make

money'" for himself. The article also described how defendant Tannenbaum had purposefully

used complexity to obscure the true value of FSC's investment portfolio from investors and the

market and how he had used insider knowledge of asset write-downs at FSC in order to short

BDCs holding those same assets to profit his privately held hedge fund. The article stated, in

pertinent part:

> When Leonard Tannenbaum set up shop in the basement of an office
> building in Mount Kisco, New York, his plan for his one-man investing business
> was about as basic as you can get. *"Early on, the idea was to make money,"
> Tannenbaum says. "How do I make money? How do I get an edge?"*
>
> It was 1998, and he was 27 years old, a Wharton MBA with two years as an
> analyst at Merrill Lynch and a couple of stints at fund firms, *Bloomberg Markets*
> reports in its May issue. He even sublet out half of the 800-square-foot (74-square-
> meter) space. *Tannenbaum asked himself: "Is there a better mousetrap to
> develop?"*
>
> *The mousetrap Tannenbaum built almost made him a billionaire last year.
> When the initial public offering of Fifth Street Asset Management was being
> marketed at $24 to $26 a share, Tannenbaum's stake in the company would have
> been worth more than $1 billion at the upper end of the initial range.*
>
> Amid market turbulence in October, though, the stock sale was pulled.
> Reified, the offering priced at $17, and shares began trading on Oct. 30. "We got

two-thirds of the way there," Tannenbaum, 43, says. On April 16, the stock traded at $11.09, making his 40.2 million Class B shares worth $446 million.

Now headquartered in a 120,000-square-foot, light-filled building in Greenwich, Connecticut, Fifth Street manages more than $6 billion altogether. Its vehicles include a $70 million long-short credit hedge fund, a private senior loan fund, and a $309 million collateralized loan obligation. Most of the firm's assets, though, are in two publicly traded business development companies: Fifth Street Finance Corp. and Fifth Street Senior Floating Rate Corp.

*   *   *

Tannenbaum says he realized early on that he could get an edge by investing alongside private equity firms because they essentially provide a credit enhancement. To raise a new fund, sponsors typically want to avoid a big loss in the previous vehicle. "So there's a willingness and ability of a private equity firm to re-up at a problem," he says.

Tannenbaum says that the complexity and sheer number of investments make it unlikely that busy Wall Street analysts — let alone retail investors — can analyze all of a BDC's holdings. That provides another opportunity for an edge, he says. "Knowing your industry, knowing your assets, knowing what's going on in the middle market — you can take advantage of that," he says.

That's what Tannenbaum did recently in the firm's hedge fund, he says. Started two years ago, Fifth Street Opportunities Fund gained 11.3 percent in 2013 and 9.6 percent in 2014, according to a fund letter obtained by Bloomberg.

When FSC wrote down an investment to 40 percent of face value in February, Tannenbaum knew that a couple of other BDCs had pieces of the same loan still carried at higher values, he says. "So there's your edge: In the hedge fund, I can trade those things knowing how retail is going to respond to them," Tannenbaum says. "We took advantage of it by shorting some of our competitors."

117.   On May 11, 2015, Defendants caused FSC to issue a press release announcing its second fiscal quarter ended March 31, 2015 financial results, which demonstrated that FSC's investment income and business fundamentals had continued to deteriorate. Defendants reported

net investment income of $29.5 million, or $0.19 per share, a decrease of 16% from the prior quarter and a decrease of more than 25% as compared to the quarter leading up to the FSAM IPO, and diluted EPS of ($0.17). In addition, FSC's quarterly fee income had plummeted from $17.9 million the prior quarter, to just $5.7 million, which indicated that FSC had run into difficulties generating the liquidity needed to fund new investments or generate additional income going forward.

118. On the conference call to discuss the quarterly results, one analyst became palpably frustrated with FSC's failure to offer a favorable return to shareholders:

> *But the income as a shareholder just hasn't been there — there's no two ways about it. It just hasn't been there.* The growth has not translated to shareholder value. More senior assets has not translated to more income because of the high fees.
>
> *And first of all, why with [sic] the shareholder allow you to grow, i.e. put your stock price above book value given the past performance?* It's kind of a chicken and the egg. You have to do something for the shareholder to ever be allowed to grow in my opinion. *And yet there is not going to be in the shareholder benefit, only on incremental growth. So how does the Board view that? How do you view that? There's no benefit for the shareholder in changing the fees on incremental growth?*

Later on the call, yet another analyst focused on FSAM's prior conduct as eroding the "trust" between management and FSC's shareholders.

119. A June 30, 2015 analyst report by Cantor Fitzgerald noted that FSC had the weakest credit quality among its peers covered, with a nonperforming loan ratio of 4% on a cost basis compared to 1.2% among its peer group.

120.   On July 10, 2015, Defendants caused FSC to announce that defendant Petrocelli would be replaced by Noreika as the Company's CFO, after serving in the position for less than one year.

121.   The revelations that the Defendants had materially misrepresented the Company's financial and operational condition, its controls and procedures and its results of operations, caused the Company's stock price to fall precipitously. FSAM has also been forced to waive certain of FSC's advisory fees in light of the Company's plight.   On August 27, 2015, the price of FSAM shares closed at $8.24 per share, more than 50% below the FSAM IPO price of $17 per share. If Defendants had conducted the FSAM IPO at this share price, after the truth had been revealed to the market, they would have only received $49.4 million in gross proceeds, more than $50 million less than they actually received by concealing the adverse facts alleged herein.

122.   Additionally, the price of the Company's stock still has not recovered and currently trades for around $5.55 per share.

123.   Accordingly, the Company has been damaged.

DEFENDANTS' DUTIES

124. By reason of their positions as officers, directors, and/or fiduciaries of Fifth Street and because of their ability to control the business and corporate affairs of Fifth Street, Defendants owed Fifth Street and its shareholders fiduciary obligations of good faith, loyalty, and candor, and were and are required to use their utmost ability to control and manage Fifth Street in a fair, just, honest, and equitable manner. Defendants were and are required to act in furtherance of the best interests of Fifth Street and its shareholders so as to benefit all shareholders equally and not in furtherance of their personal interest or benefit. Each director and officer of the Company owes to Fifth Street and its shareholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Company and in the use and preservation of its property and assets, and the highest obligations of fair dealing.

125. Defendants, because of their positions of control and authority as directors and/or officers of Fifth Street, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein. Because of their advisory, executive, managerial, and directorial positions with Fifth Street, each of the Defendants had knowledge of material non-public information regarding the Company.

126. To discharge their duties, the officers and directors of Fifth Street were required to exercise reasonable and prudent supervision over the management, policies, practices and controls of the Company. By virtue of such duties, the officers and directors of Fifth Street were required

to, among other things:

a. Exercise good faith to ensure that the affairs of the Company were conducted in an efficient, business-like manner so as to make it possible to provide the highest quality performance of their business;

b. Exercise good faith to ensure that the Company was operated in a diligent, honest and prudent manner and complied with all applicable federal and state laws, rules, regulations and requirements, and all contractual obligations, including acting only within the scope of its legal authority; and

c. When put on notice of problems with the Company's business practices and operations, exercise good faith in taking appropriate action to correct the misconduct and prevent its recurrence.

127. Pursuant to the Audit Committee's Charter, the members of the Audit Committee are required, *inter alia*, to:

a. Review with management the Company's internal controls;

b. Review with management the Company's significant accounting policies;

c. Review with management the Company's annual audited financial statements and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," before they are made public;

d. Review with the management all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent accountants;

e. Review with management the Company's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

f. Review disclosures made to the Committee by the Company's CEO and CFO during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls over financial reporting or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls over financial reporting;

g. Recommend to the Board of Directors whether to include the audited financial statements in the Company's Form 10-K;

h. Discuss with management the qualitative judgments about the appropriateness and acceptability of accounting principles, financial disclosures and underlying estimates; and

i. Overseeing and monitoring the material aspects of the Company's accounting and financial reporting process generally.

DERIVATIVE AND DEMAND ALLEGATIONS

128. Plaintiff brings this action derivatively in the right and for the benefit of Fifth Street to redress the breaches of fiduciary duty and other violations of law by Defendants.

129. Plaintiff will adequately and fairly represent the interests of Fifth Street and its shareholders in enforcing and prosecuting its rights.

130. The Board currently consists of the following nine (9) individuals: defendants Castro-Blanco, Dunn, Dutkiewicz, Haney, Ray, Berman, Dimitrov, Khorana, and Owens. Plaintiff has not made any demand on the present Board to institute this action because such a demand would be a futile, wasteful and useless act, for the following reasons:

a. During the Relevant Period, defendants Castro-Blanco, Dunn, Dutkiewicz, Haney, Ray served as members of the Audit Committee. Pursuant to the Company's Audit Committee Charter, the members of the Audit Committee were and are responsible for, *inter alia*, reviewing the adequacy of the Company's internal controls and reviewing the Company's financial statements. Defendants Castro-Blanco, Dunn, Dutkiewicz, Haney, Ray breached their fiduciary duties of due care, loyalty, and good faith, because the Audit Committee, *inter alia*, allowed or permitted false and misleading statements to be disseminated in the Company's SEC filings and other public disclosures and failed to ensure that adequate internal controls were in place. Therefore, defendants Castro-Blanco, Dunn, Dutkiewicz, Haney, Ray each face a substantial likelihood of liability for their breach of fiduciary duties and any demand upon them is futile;

b. The principal professional occupation of defendant Berman is his employment with FSC as its President, pursuant to which he has received and continues to receive substantial monetary compensation and other benefits. In addition, according to the Company's Proxy Statement filed with the SEC on Form DEF 14A on February 5, 2015 (the "2015 Proxy"), Defendants have admitted that defendant Berman is not independent. Thus, defendant Post lacks independence from demonstrably interested directors, rendering him incapable of impartially considering a demand to commence and vigorously prosecute this action;

c. The principal professional occupation of defendant Dimitrov is his employment with FSC as its CIO, pursuant to which he has received and continues to receive substantial monetary compensation and other benefits. In addition, according to the Company's Proxy Statement filed with the SEC on Form DEF 14A on February 5, 2015 (the "2015 Proxy"), Defendants have admitted that defendant Dimitrov is not independent. Thus, defendant Dimitrov lacks independence from demonstrably interested directors, rendering him incapable of impartially considering a demand to commence and vigorously prosecute this action;

d. Defendants Berman and Dimitrov participated and benefitted from the FSAM IPO. Due to the conduct described above, defendants Berman and Dimitrov were able to inflate the price per share in the FSAM IPO, which allowed them to reap cash payouts of $44 million and $9 million, respectively.

e. The principal professional occupation of defendant Khorana is his employment with the Company as Managing Director, Head of Sponsor Coverage for the Fifth Street platform, pursuant to which he has received and continues to receive substantial monetary compensation and other benefits. In addition, according to the Company's Proxy Statement filed with the SEC on Form DEF 14A on February 5, 2015 (the "2015 Proxy"), Defendants have admitted that defendant Khorana is not independent. Thus, defendant Khorana lacks independence from demonstrably interested directors, rendering him incapable of impartially considering a demand to commence and vigorously prosecute this action; and

f. The principal professional occupation of defendant Owens is his employment with FSAM as its Co-President and with FSC as its President, pursuant to which he has received and continues to receive substantial monetary compensation and other benefits. In addition, according to the Company's Proxy Statement filed with the SEC on Form DEF 14A on February 5, 2015 (the "2015 Proxy"), Defendants have admitted that defendant Owens is not independent. Thus, defendant Owens lacks independence from demonstrably interested directors, rendering him incapable of impartially considering a demand to commence and vigorously prosecute this action;

COUNT I
AGAINST THE INDIVIDUAL DEFENDANTS FOR BREACH OF FIDUCIARY DUTY FOR DISSEMINATING FALSE AND MISLEADING INFORMATION

1-130. Plaintiff incorporates by reference and realleges each and every allegation set forth in Paragraphs 1-130 above, as though fully set forth herein.

131. As alleged in detail herein, each of the Defendants (and particularly the Audit Committee Defendants) had a duty to ensure that Fifth Street disseminated accurate, truthful and complete information to its shareholders.

132. Defendants violated their fiduciary duties of care, loyalty, and good faith by causing or allowing the Company to disseminate to Fifth Street shareholders materially misleading and inaccurate information through, *inter alia*, SEC filings and other public statements and disclosures as detailed herein. These actions could not have been a good faith exercise of prudent business judgment.

133. As a direct and proximate result of Defendants' foregoing breaches of fiduciary

duties, the Company has suffered significant damages, as alleged herein.

COUNT II
AGAINST THE INDIVIDUAL DEFENDANTS FOR BREACH OF FIDUCIARY DUTIES FOR FAILING TO MAINTAIN INTERNAL CONTROLS

1-133. Plaintiff incorporates by reference and realleges each and every allegation set forth in Paragraphs 1-133 of Count I, as though fully set forth herein.

134. As alleged herein, each of the Defendants had a fiduciary duty to, among other things, exercise good faith to ensure that the Company's financial statements were prepared in accordance with GAAP, and, when put on notice of problems with the Company's business practices and operations, exercise good faith in taking appropriate action to correct the misconduct and prevent its recurrence.

135. Defendants willfully ignored the obvious and pervasive problems with FSC's internal controls practices and procedures and failed to make a good faith effort to correct the problems or prevent their recurrence.

136. As a direct and proximate result of the Defendants' foregoing breaches of fiduciary duties, the Company has sustained damages.

COUNT III
AGAINST THE INDIVIDUAL DEFENDANTS FOR BREACH OF FIDUCIARY DUTIES FOR FAILING TO PROPERLY OVERSEE AND MANAGE THE COMPANY

1-136. Plaintiff incorporates by reference and realleges each and every allegation set forth in Paragraphs 1-136 of Count II, as though fully set forth herein.

137.   Defendants owed and owe FSC fiduciary obligations. By reason of their fiduciary relationships, Defendants specifically owed and owe FSC the highest obligation of good faith, fair dealing, loyalty and due care.

138.   Defendants, and each of them, violated and breached their fiduciary duties of care, loyalty, reasonable inquiry, oversight, good faith and supervision.

139.   As a direct and proximate result of Defendants' failure to perform their fiduciary obligations FSC has sustained significant damages, not only monetarily, but also to its corporate image and goodwill.

140.   As a result of the misconduct alleged herein, Defendants are liable to the Company.

141.   Plaintiff, on behalf of FSC, has no adequate remedy at law.

COUNT IV
AGAINST ALL DEFENDANTS FOR UNJUST ENRICHMENT

1-141. Plaintiff incorporates by reference and realleges each and every allegation set forth in Paragraphs 1-141 of Count III, as though fully set forth herein.

142.   By their wrongful acts and omissions, the Defendants were unjustly enriched at the expense of and to the detriment of FSC.

143.   Plaintiff, as a shareholder and representative of FSC, seeks restitution from these Defendants, and each of them, and seeks an order of this Court disgorging all profits, benefits and other compensation obtained by these Defendants, and each of them, from their wrongful conduct and fiduciary breaches.

COUNT V
AGAINST THE INDIVIDUAL DEFENDANTS FOR ABUSE OF CONTROL

1-143. Plaintiff incorporates by reference and realleges each and every allegation set forth in Paragraphs 1-143 of Count IV, as though fully set forth herein.

144.   Defendants' misconduct alleged herein constituted an abuse of their ability to control and influence Fifth Street, for which they are legally responsible. In particular, Defendants abused their positions of authority by causing or allowing Fifth Street to misrepresent material facts regarding its financial position and business prospects.

145.   As a direct and proximate result of Defendants' abuse of control, Fifth Street has sustained significant damages.

146.   As a result of the misconduct alleged herein, Defendants are liable to the Company.

147.   Plaintiff, on behalf of Fifth Street, has no adequate remedy at law.

COUNT VI
AGAINST THE INDIVIDUAL DEFENDANTS FOR GROSS MISMANAGEMENT

1-147. Plaintiff incorporates by reference and realleges each and every allegation set forth in Paragraphs 1-147 of Count V, as though fully set forth herein.

148.   Defendants had a duty to FSC and its shareholders to prudently supervise, manage and control the operations, business and internal financial accounting and disclosure controls of Fifth Street.

149.   Defendants, by their actions and by engaging in the wrongdoing described herein,

abandoned and abdicated their responsibilities and duties with regard to prudently managing the businesses of Fifth Street in a manner consistent with the duties imposed upon them by law. By committing the misconduct alleged herein, Defendants breached their duties of due care, diligence and candor in the management and administration of FSC's affairs and in the use and preservation of FSC's assets.

150. During the course of the discharge of their duties, Defendants knew or recklessly disregarded the unreasonable risks and losses associated with their misconduct, yet Defendants caused Fifth Street to engage in the scheme complained of herein which they knew had an unreasonable risk of damage to FSC, thus breaching their duties to the Company. As a result, Defendants grossly mismanaged FSC.

COUNT VII
AGAINST FSAM FOR AIDING ABETTING BREACHES OF FIDUCIARY DUTY

1-150. Plaintiff incorporates by reference and realleges each and every allegation set forth in Paragraphs 1-150 of Count VII, as though fully set forth herein.

151. The Individual Defendants owed and owes FSC fiduciary obligations. By committing the acts alleged herein, the Individual Defendants breached these duties.

152. Defendant FSAM knowingly aided and abetted these breaches. Defendant FSAM actively participated in them in order to receive the excessive management fees, as detailed herein.

153. As a direct and proximate result of defendant FSAM's aiding and abetting the breaches of the Individual Defendants' fiduciary obligations, FSC has sustained significant

damages, as alleged herein. As a result of the misconduct alleged herein, defendant FSAM is liable to the Company.

154.   Plaintiff, on behalf of FSC, has no adequate remedy at law

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A.   Against all Defendants and in favor of the Company for the amount of damages sustained by the Company as a result of Defendants' breaches of fiduciary duties;

B.   Directing Fifth Street to take all necessary actions to reform and improve its corporate governance and internal procedures to comply with applicable laws and to protect the Company and its shareholders from a repeat of the damaging events described herein, including, but not limited to, putting forward for shareholder vote resolutions for amendments to the Company's By-Laws or Articles of Incorporation and taking such other action as may be necessary to place before shareholders for a vote a proposal to strengthen the Board's supervision of operations and develop and implement procedures for greater shareholder input into the policies and guidelines of the Board

C.   Awarding to Fifth Street restitution from Defendants, and each of them, and ordering disgorgement of all profits, benefits and other compensation obtained by the Defendants;

D.   Awarding to Plaintiff the costs and disbursements of the action, including reasonable attorneys' fees, accountants' and experts' fees, costs, and expenses; and

E.   Granting such other and further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

PLAINTIFFS,
KAMILE DAHNE, derivatively on behalf of
FIFTH STREET FINANCE CORP.,

By  _____

     Jonathan M. Shapiro
     Shapiro Law Offices, LLC
     104 Court Street
     Middletown, Connecticut 06457
     Telephone: (860) 347-3325
     Facsimile: (860) 347-3874
     Email: jshapiro@shapirolawofficesct.com
     Juris No. 431599

     RYAN & MANISKAS, LLP
     RICHARD A. MANISKAS
     KATHARINE M. RYAN
     995 Old Eagle School Rd.
     Wayne, PA 19087
     Telephone: (484) 588-5516
     Facsimile: (484) 450-2582

     Counsel for Plaintiff

RETURN DATE: FEBRUARY 23, 2016 : SUPERIOR COURT
                                         :
KAMILE DAHNE, derivatively on behalf of FIFTH :
STREET FINANCE CORP.,   : JUDICIAL DISTRICT OF
                                         :
            Plaintiff,   :
                                         : STAMFORD/NORWALK
VS.   :
                                         :
                                         : AT STAMFORD
LEONARD M. TANNENBAUM, BERNARD D.   :
BERMAN, ALEXANDER C. FRANK, TODD G.   :
OWENS, IVELIN M. DIMITROV, RICHARD A.   :
PETROCELLI, JAMES CASTRO-BLANCO,   :
BRIAN S. DUNN, RICHARD P. DUTKIEWICZ,   :
BYRON J. HANEY, JEFFREY R. KAY,   :
DOUGLAS F. RAY, SANDEEP K. KHORANA,   :
STEVEN M. NOREIKA, DAVID H. HARRISON,   :
FRANK C. MEYER and FIFTH STREET ASSET   :
MANAGEMENT, INC.,   :
                                         :
            Defendants.   :
                                         :
and   :
                                         :
FIFTH STREET FINANCE CORP.,   :
                                         :
            Nominal Defendant.   : JANUARY 27, 2016

STATEMENT OF AMOUNT IN DEMAND

The amount in demand, exclusive of interest and costs, exceeds $15,000.00.

PLAINTIFFS,
KAMILE DAHNE, derivatively on behalf of
FIFTH STREET FINANCE CORP.,

By  _____

    Jonathan M. Shapiro
    Shapiro Law Offices, LLC
    104 Court Street
    Middletown, Connecticut 06457
    Telephone: (860) 347-3325
    Facsimile: (860) 347-3874
    Email: jshapiro@shapirolawofficesct.com
    Juris No. 431599

    RYAN & MANISKAS, LLP
    RICHARD A. MANISKAS
    KATHARINE M. RYAN
    995 Old Eagle School Rd.
    Wayne, PA 19087
    Telephone: (484) 588-5516
    Facsimile: (484) 450-2582

    Counsel for Plaintiff